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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Hitachi Cable Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 15 2006
THOMSON FINANCIAL

DEPOSITARY BANK: Deutsche Bank

FILE NO. 82- 62

FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

F-6WAV *(INITIAL FILING)*	☐	***AR/S*** *(ANNUAL REPORT)*	☑
DEF 14A *(PROXY)*	☐	***SUPPL*** *(OTHER)*	☐

OICF/BY: dlw

DATE : 2/13/05

Deutsche Bank

February 8, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth St. N.
Washington, D.C. 20549

Re: Information Furnished under File Number **089-00062** with Respect to the ADR facility of Shares of **Hitachi Cable Ltd.** pursuant to a Waiver from General Instruction I.A. (3) of Form F-6.

Ladies & Gentlemen:

We provide the enclosed submission of materials with respect to the foreign issuer of securities underlying the ADR facility as referenced above.

The information contained in this letter and its attachments and exhibits is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Regards,

Jean Paul Simoes
Associate

Embracing the Globe with Inspiration.
Hitachi Cable

82-62

AR/S
3-31-05

Real Progress, Lasting Success

Annual Report 2005

Year ended March 31, 2005

HITACHI

The Hitachi Cable Group has formulated a corporate mission of contributing to the development of social and information infrastructures for further customer satisfaction in three mainstay business fields: Wires and Cables, Information and Telecommunications Networking, and Sophisticated Materials, based on the core concept of "Communication and Transmission technology."

CONTENTS

SAFE HARBOR STATEMENT

The performance forecasts and targets in this annual report are based on assumptions that were judged to be valid at the time it was created. Actual performance may be very different from these forecasts and targets. Reasons for any differences include:

- Economic conditions in key markets (in particular, Japan, Asia and the United States)
- Rapid technological changes (particularly in electronics business)
- The ability of the Company and its subsidiary companies to develop new products and new technologies, enter markets in a timely manner, and develop low-cost production capabilities
- Changes in product and material markets and/or market conditions for products and materials
- Changes in exchange rates
- Changes in the fundraising environment
- The ability of the Company and its subsidiary companies to react to changes in product supply and demand, product market conditions, and changes in currency rates
- Protection of the Company's patents and securing the use of other companies' patents
- Partnerships with other companies for product development
- Changes in the Japanese stock market

Notes:

1. Fiscal 2005:
   April 1, 2004 to March 31, 2005
2. Hitachi Cable's fiscal year runs from April 1 to March 31 of the following calendar year.

FINANCIAL HIGHLIGHTS

Consolidated for the year ended March 31, 2005

	Millions of yen					Thousands of U.S. dollars
	2005	2004	2003	2002	2001	**2005**
For the Year						
Net Sales	**¥386,909**	¥340,470	¥325,100	¥353,050	¥410,394	**$3,615,972**
Operating Income (Loss)	**10,031**	5,782	(1,959)	(1,767)	27,177	**93,748**
Net Income (Loss)	**4,991**	(2,248)	(7,090)	(1,488)	8,443	**46,645**
Free Cash Flow*1	**23,730**	25,674	22,940	(4,406)	(18,384)	**221,775**
Capital Investment	**17,669**	13,691	15,717	32,087	43,966	**165,131**
Depreciation and Amortization	**20,384**	20,325	22,035	24,149	24,157	**190,505**
R&D Expenses	**9,592**	9,930	10,380	13,686	13,010	**89,645**
At Year-End						
Total Assets	**324,502**	333,786	352,761	412,992	451,577	**3,032,729**
Shareholders' Equity	**176,296**	176,912	182,005	200,950	211,118	**1,647,626**
Interest-Bearing Debt	**46,506**	67,847	87,996	112,723	109,174	**434,636**
Per Share (Yen and U.S. dollars):						
Net Income (Loss) — Basic	**13.5**	(6.3)	(19.3)	(3.9)	22.6	**0.126**
Cash Dividends	**7.0**	5.0	5.0	7.5	10.0	**0.065**
Ratios (%)						
Shareholders' Equity Ratio	**54.3%**	53.0%	51.6%	48.7%	46.8%	–
Return on Equity	**2.8%**	(1.3)%	(3.7)%	(0.7)%	4.2%	–
Return on Assets*2	**3.1%**	1.7%	(0.6)%	(0.4)%	6.0%	–
Debt-to-Equity Ratio	**26.4%**	38.4%	48.3%	56.1%	51.7%	–
Number of Employees	**15,045**	13,590	11,804	13,543	14,660	–

Note: U.S. dollar amounts have been translated, for convenience only, at the exchange rate of ¥107=US$1. Note 1(a) of Notes to Consolidated Financial Statements.

*1 Free Cash Flow is the sum of operating and investing cash flows.

*2 Return on Assets is calculated using operating income.



NET SALES
(¥ Millions)
410,394
353,050
325,100
340,470
386,909
'01 '02 '03 '04 '05
NET INCOME (LOSS)
(¥ Millions)
8,443
-1,488
-7,090
-2,248
4,991
'01 '02 '03 '04 '05
SHAREHOLDERS' EQUITY
(¥ Millions)
211,118
200,950
182,005
176,912
176,296
'01 '02 '03 '04 '05

A MESSAGE FROM THE PRESIDENT



Steady Progress Toward Targets

Over the past two years, with its very survival at stake, the Hitachi Cable Group has steadfastly implemented the Survival Project, a medium-term management plan initiated in fiscal 2004, the year ended March 31, 2004.

The overriding numerical goal of the Survival Project is to achieve a positive FIV* (Future Inspiration Value) by fiscal 2006. FIV is the Hitachi Group's unique standard for measuring added value. The primary goal of the FIV standard is to assure returns in excess of the cost of capital, by managing businesses to generate high returns on investment, thus meeting the expectations of our shareholders and other investors.

Fiscal 2005 marked the midpoint of the Survival Project. In a difficult business environment, we missed our initial targets, but still made steady progress. Net sales increased 13.6% to ¥386,909 million. Operating income rose 73.5% from the previous fiscal year to ¥10,031 million. Net income was ¥4,991 million, compared with a net loss of ¥2,248 million in the previous fiscal year.

Driven largely by a boom in the digital home electronics field in the first half, and higher selling prices for wires, cables and copper products, reflecting higher copper prices, we saw a significant increase in sales for fiscal 2005. On the earnings front, although earnings were squeezed by factors such as a surge in raw material prices, including copper and chemicals, and high value of the yen, operating income rose steadily as we successfully cut various costs, improved productivity and made progress on other fronts. Net income improved significantly from a loss in the previous fiscal year, despite an extraordinary gain of ¥4,195 million on the sale of land and an extraordinary loss of ¥6,881 million on business restructuring expenses.

* For further details, please refer to the Management's Discussion and Analysis (MD&A) section on page 23.

Expand Business in Growing Fields and Markets

In the Survival Project, one of the core initiatives for growing earnings is to promote selectivity and concentration. This process has seen us envision strategies for achieving positive FIV for each business and concentrate management resources in operations classified as priority operations through an objective assessment of the growth potential of individual markets and our competitive advantages in those markets.

Fiscal 2006 will see us complete the Survival Project. We believe that our true worth as a company will be determined by whether we can achieve a positive FIV. To succeed, Hitachi Cable is further promoting selectivity and concentration as a core initiative to expand earnings. Specifically, we are concentrating management resources on growing fields such as information network solutions, automotive electronics, and digital home electronics. Management resources are also being concentrated on business in China, which is now experiencing rapid economic growth. The Hitachi Cable Group has 11 manufacturing facilities and 8 marketing offices in China. In 2005, we established a manufacturing company for high frequency coaxial cable, lead-frame and contact wires in China and opened a marketing base for information network devices. Our network in China is centrally managed by the China Business Management Center, which is charged with actively expanding our business in this region.

We are also implementing initiatives to capture greater Group-wide synergies. These include sharing information on business strategies, streamlining support operations, and thorough cost control across the Group. To achieve these goals, we are consolidating Group companies and establishing holding companies and business management centers to oversee Group companies in the U.S., Europe, China and Southeast Asia.

* Please see the feature section on the Survival Project on pages 4 and 5 for more details and a progress report.

Toward Achieving a Positive FIV

While we fell short of our initial target of ordinary income of ¥14,000 million for fiscal 2005, steady progress on improving our operating results has given the Group added confidence and has further inspired us to achieve the final target of a positive FIV in fiscal 2006.

I look forward to your continuing support and guidance as we endeavor to reach our goals.

July 2005



President and Chief Executive Officer, **Norio Sato**

FIV: After-tax operating income – (Invested capital) x (Cost rate of capital)
Positive FIV means that returns on invested capital exceed the cost of capital. Cost rate of capital is calculated based on the operating results for the past five years, business risk and other relevant factors. The cost rate of capital for the Hitachi Cable Group is 5%.

SURVIVAL PROJECT-PROGRESS REPORT

Taking the Project Forward With Full Selectivity and Concentration in Our Business Portfolio

To achieve positive FIV in fiscal 2006, the most pressing goal of the Survival Project, we are focusing even more on faster implementation of management initiatives, full selectivity and concentration in our business portfolio, reducing costs and streamlining operations.

The Hitachi Cable Group's business segments comprise Information and Telecommunications Networking, Sophisticated Materials, Wires and Cables and Other Businesses. Priority operations are information network solutions in the Information and Telecommunications Networking segment, compound semiconductors and copper strips in the Sophisticated Materials segment, and electronic wires and wiring devices in the Wires and Cables segment.

These core operations are steadily delivering results under clearly defined strategies. A more complete discussion follows in the next section, "Segment Review of Operations," starting on page 8.

CONTINUE SELECTION AND CONCENTRATION IN BUSINESS PORTFOLIO

Segment	Up to Fiscal 2004	Fiscal 2005	Fiscal 2006
Wires and Cables	Sold the aluminum-cladded steel wire (AS wire) business	Transferred sales of electric power cables	Established joint venture in contact wires
	Transferred the subterranean cable construction business		
	Exited the automobile harness business		
	Transferred the copper wire rod and drawing business to subsidiary	Made Tonichi Kyosan Cable, Ltd. a wholly owned subsidiary	
	Transferred the magnetic wire business to subsidiary		
Information and Telecommunications Networking	Established joint venture in fiber-optic cables	Invested in EMC TECH Co., Ltd., JWAY Co., Ltd. of Hitachi City and other companies	
		Formed joint venture in high-frequency coaxial cable	
Sophisticated Materials	Exited TCP business	Acquired DOWA Hightech Philippines, Inc.	
	Transferred lead-frame business to subsidiary		
	Transferred handrail business to subsidiary		
Sales Companies	Made Fujinaga Electric Co., Ltd. a subsidiary	Nitta Denki Co., Ltd. absorbed by Fujinaga Electric Co., Ltd.	
	Formed joint venture for sales of power cables to construction industry		
	Integrated sales companies (from seven to two companies)		

Separate or exit

Acquire or form alliances

Internal group realignment

Note: Includes all actions involving companies with monthly sales of at least ¥50 million.

Steady Progress

We have achieved the Survival Project's net sales targets for two consecutive years. In respect of ordinary income, we achieved the target for fiscal 2004 but, regrettably, fell short in fiscal 2005. This was due to sluggish demand for digital home electronic products in the second half, escalating raw material prices and a stronger yen.

Net sales and ordinary income targets for fiscal 2006, the final year of the Survival Project, are ¥390 billion and ¥17.5 billion, respectively. The original ordinary income target was ¥20 billion. Although delays in the recovery of semiconductor demand and higher raw material prices have prompted us to downwardly revise this target, we are making faster-than-planned progress in bringing down the cost rate of capital, including inventories and interest-bearing debt. We therefore still expect to be able to reach the final goal of the Survival Project, a positive FIV.

We will vigorously press ahead with our efforts to achieve a positive FIV, the overriding goal of the Survival Project.

OPERATING RESULTS AND FISCAL 2006 TARGETS



(¥ billion/year)
Net Sales
500.0
0
Net Sales
410.4
25.6
Ordinary Income
FIV
-0.2
353.0
-3.4
-18.9
325.1
-3.6
-16.9
Survival Project
340.5
5.4
-9.3
386.9
10.7
-5.4
390.0
17.5
0
Ordinary Income
FIV
30.0
0
-20.0
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006 Targets
Net Sales
Ordinary income
FIV

AT A GLANCE

In line with the Survival Project, in fiscal 2005, Hitachi Cable reclassified its four existing operating segments into four new segments representing priority businesses—Wires and Cables, Information and Telecommunications Networking, Sophisticated Materials, and Other Businesses.

WIRES AND CABLES



MLFC

NET SALES & OPERATING INCOME (¥ Millions)


2003
143,722
1,919
2004
157,288
4,085
2005
180,569
3,772
Net Sales
Operating Income

SHARE OF NET SALES (%)


44.7%

INFORMATION AND TELECOMMUNICATIONS NETWORKING



eWAVE 11001/oWAVE 1318T

NET SALES & OPERATING INCOME (LOSS) (¥ Millions)


2003
81,974
(1,068)
2004
79,855
696
2005
84,648
2,557
Net Sales
Operating Income (Loss)

SHARE OF NET SALES (%)



SOPHISTICATED MATERIALS



TAB tape

NET SALES & OPERATING INCOME (LOSS) (¥ Millions)


2003
114,027
(3,037)
2004
116,433
698
2005
140,846
3,284
Net Sales
Operating Income (Loss)

SHARE OF NET SALES (%)



*Core operations in the Other Businesses segment include logistics, real estate management and leasing, and other businesses. Segment sales fell 2% from the previous fiscal year to ¥16,357 million.

PRODUCTS:

•CV cables •OF cables •Submarine power cables •Submarine fiber-optic cables •Railway rolling stock cables •Various electric power accessories •Submarine water distributing tubes •Fire-resistant and heat-resistant electric power cables •Cables for control, instrumentation and signals •Cabtyre cables •Electric floor-heating system •Fiber-optic sensors •Environmentally friendly wires and cables •Waste wire recycling system
•Environmental materials: halogen-free cable, environmental insulating material/alloy material
•Magnet wires •Automobile: enameled wires for hybrid-car motors, FFC for airbags, cladding material for oil cooler, CIC cladding material for semiconductor circuit board, sensor harness, PSB for power feeding
•Digital home appliances: micro miniature coaxial cable, LCD back light, high-pressure wire, MFJ for power feeding
•Semiconductor manufacturing devices: low-output gas cable, cable assembly
•Machine tools/Measurement machine: high-speed cable, flexible oil-resistant cable for robots, electrodes for electrospark machining
•Medical devices: multi-pin coaxial cable for probing, catheter tube
•PC and storage devices: InfiniBand cable, flat cable (MQT, FA-V, FA-ST)
•OA devices: UL/CSA standard wire, harness, cross-linked fluoride resin
•Broadband: Internal antennas for information devices, RF coaxial cable
•Batteries: Solar battery cladding material, battery pack MFJ
•Wiring streamlining products: FFC, MFJ, PSB
•Automotive components: High-performance hoses such as brake hoses, power steering hoses and exhaust hoses, Electrical components such as ABS wheel speed sensors, torque sensors for electric power steerings, HEV power harnesses and pressure sensors for jam protection
•Components for information equipment: Sheet-feeding, separating and distributing rollers, and roller assemblies
•Components for escalators: Handrails, step rollers, guides, etc.
•Other diversified rubber and resin products

PRODUCTS:

•Fiber-optic cables •Cords with optical connectors •Fiber-optic wiring devices •Telecommunication metal cable •Ethernet* switches (10/100 M, 1G and 10Gbps Ethernet) •Giga MultipleXer (1G and 10Gbps Ethernet) •Voice and imaging transmission system (Video conferencing, VoIP) •Network managing units •High-speed distribution wiring devices (PRIMESTAR-IBCS) •Media converters •Wireless LANs •Antennas for cellular phone base stations and digitalized terrestrial broadcasting •High-frequency coaxial cables •Optical transceivers •Fiber-optic gyros •Waveguide optical components

*Ethernet is a registered trademark of Xerox Corporation

PRODUCTS:

•**Compound semiconductors:** Semiconductive GaAs single-crystal wafers, Semi-insulating GaAs single-crystal wafers, Epitaxial wafers for optical devices (LED/LD), Epitaxial wafers for electronic devices (FET/HEMT/HBT)
•**Semiconductor Packaging materials:** Interposer tapes for CSP/BGA, TAB tapes for LCD drivers, Hall element, Tapes with bumps for LSI test sockets, LOC leadframes for DRAMs, Leadframes for transistors, Copper alloy wires and strips for electronic components
•**Copper tubes:** Various high-performance heat-transfer tubes, THERMOFIN tubes, THERMOEXCELL, Various copper tubes
•**Copper strips:** Copper strips for semiconductors, Copper alloy strips, Dual gauge copper strips, Rolled copper foils, Various copper strips for electrical parts
•**Copper products for electrical use:** Copper bars, Copper rods, Commutator blocks, Molded copper products
•**Fabricated copper products:** Machining products of high-grade oxygen-free copper, Backing plate, Hitachi Oxygen C10100-CLASS 1 Application products of copper ion effects, Treatment band, Application products of heat pipes, Superconductive wires

WIRES AND CABLES

The principal products in this segment are industrial cables, magnet wires, electronic wires and cables, wiring devices and power cables (power cables, aluminum wires, and constructions).

Operating Results for Fiscal 2005

Net sales rose 15% compared with the previous fiscal year to ¥180,569 million.

With regard to power cables, sales of high-voltage electric power cables were transferred to equity-method affiliate J-Power Systems Corp. in October 2004. However, sales of power cables to the construction industry and other sectors were strong. Helped also by higher copper prices and other factors, sales topped the previous fiscal year.

Sales of electronic wires and cables, and wiring devices were also higher than the previous fiscal year, due to strong growth in sales for use in semiconductor manufacturing equipment and digital home electronic products.

Sales of magnet wires also grew for use in automotive electronics. Combined with the effect of rising copper prices, this led to figures surpassing those of the previous year.



Micro coaxial cable



Group-Executive, Electronic & Automotive Products Group
Hiroshi Sasaki

Growth Initiatives

With the goal of transforming Hitachi Cable into a leading company in the wire and cable business, the Company launched the "Wire and Cable Business Reorganization Project" in fiscal 2005 to build a business with a slim, powerful operating structure. Under this project, which covers the entire Group, we will consolidate or shut down production bases, reevaluate unprofitable businesses, and reorganize the marketing, design and management divisions. The goal is to optimize production, raise efficiency and reduce costs.

We will give priority to actively expanding overseas operations in regional markets with growth potential. In three core markets, Japan, China and Southeast Asia, we will build optimized production networks that meet market needs. In the Chinese market, where growth is particularly strong, we will maintain market share by bolstering our plant in Suzhou for electronic wires and cables, and wiring devices.

New product development is pursued in a systematic manner, with all phases from identification of customer needs to commercialization coordinated by the Research & Development Div. In electronic wires and cables, the focus will be on specially designed wires and cables with segments that can be twisted or bent, micro miniature coaxial cables for medical equipment and environmentally friendly cables using halogen-free substances. These and other products will be developed into products that generate steady earnings.

TOPICS

Innovative Environmental Activities

The European Union (EU) plans to adopt the RoHS (Restriction of Hazardous Substances) directive in July 2006 to minimize environmental damage and health risks. In line with this directive, six hazardous substances—mercury, cadmium, lead, hexavalent chromium, polybrominated biphenyls and polybrominated diphenyl ethers—will be banned from use in electrical and electronic equipment.

Responding immediately to this directive, the Company has completed a lineup of products free of the six banned substances in categories ranging from PVC cables to flame-resistant polyethylene cables, fluorocarbon insulated cables, wiring devices, magnet wires and more.

In raw materials, parts and other procurement, Green Procurement, a system of giving priority to products with minimum environmental loads, is gaining momentum, led by initiatives by governments and the corporate sector. Our ECO-GREEN®* series, a lineup of environmentally friendly wires and cables, has won acclaim since they do not emit hazardous gases such as dioxins and halogen when incinerated, and there is no danger of the leakage of lead or other contaminants when used underground.

*ECO-GREEN is a trademark of Hitachi Cable, Ltd.



Wires and cables for Environmentally friendly harness

INFORMATION AND TELECOMMUNICATIONS NETWORKING

The principal products in this segment are information network solution products (information network devices and optical components), high-frequency wireless systems and telecommunications cables (submarine fiber-optic cables, fiber-optic cables and metal telecommunications cables).

Operating Results for Fiscal 2005

Net sales increased 6% from the previous fiscal year to ¥84,648 million.

In information network solutions, sales were higher than the previous fiscal year mainly due to sharp growth in sales of information network devices, such as Ethernet switches, primarily for domestic telecommunications carriers.

In high-frequency wireless systems, strong sales for terrestrial digital broadcasting could not offset lower sales from the construction of mobile phones base stations, leading to a decrease in overall sales compared with the previous fiscal year.

Although fiber-optic cables were sluggish due to lower capital investment by domestic telecommunications carriers and fewer public works projects, overall sales of telecommunications cables rose on the start of shipments to fill major orders for submarine fiber-optic cables.



Apresia series



Group-Executive,
Information Systems Group
Kazuhiro Harada

Growth Initiatives

The information network solutions business is focusing on taking global the Group's highly successful wide-area Ethernet solution and wireless IP telephone business models, by integrating in-house technologies with those of third parties. The Information Network Solutions Division has established the Tsukuba Network Technology Center to bolster our already strong position in research and development. The center is working on developing high-performance, large-capacity next-generation Ethernet switches and other projects. We have also started overseas marketing of the WirelessIP5000, which has won accolades in Japan for its superior reliability and performance.

In high-frequency wireless systems, the digitalization of relay stations is under way in line with the expanding coverage of digital terrestrial broadcasting. We will continue to steadily capture orders in this area. In mobile phone base stations, we will retain a large market share, as we offer a complete package for base stations, including the construction of mobile phone base stations and the manufacture and supply of antennas.

In overseas operations, our primary focus is on China, where we have set up a Beijing office to market information network devices. Having already won the certifications necessary for marketing our equipment to telecommunications carriers in China, we are now entering the market. In China we are also devoting resources to high-frequency coaxial cables for mobile phone base stations, as demand is expected to increase with the progressive transition to 3G mobile phone services.

TOPICS

Wireless IP Telephone – Wins High Recognition in the Market

WirelessIP5000 is a wireless IP telephone that integrates the Voice over Internet Protocol (VoIP) and wireless LAN technology. Based on the SIP (Session Initiation Protocol), the standard protocol for IP phones, and the IEEE802.11b wireless standard, WirelessIP5000 supports the option of building a wireless IP telephone network using the office's wireless LAN environment. Not designed for any specific server, Hitachi Cable's wireless IP telephone supports an open environment, given its compatibility with many kinds of servers. The system also supports a range of functions, from answering service to call redirecting, instant messaging and caller location identification, in addition to offering more user-friendly operation and superior voice quality compared with existing mobile phones, and sharply reducing the cost of in-house telephone networks.

Through this array of features, WirelessIP5000 won high acclaim in the market, and the Best of Show Award (Product Award Division, Mobile Wireless Products) at NETWORLD + INTEROP 2004 Tokyo held in July 2004.



WirelessIP5000

SOPHISTICATED MATERIALS

The principal products in this segment are compound semiconductors, auto parts, semiconductor packaging materials (TAB, lead-frames), and copper products (copper tubes, copper strips and copper products for electrical use).



Group-Executive,
High Performance Materials & Component Products Group
Yasuhiko Ito

Operating Results for Fiscal 2005

Net sales increased 21% from the previous fiscal year to ¥140,846 million.

In TAB products, sales of COF (Chip on Film) for large LCD panels steadily grew. In addition, the market for μBGA®*1 for use in high-speed DDR2 SDRAM*2 memory for servers and other applications grew rapidly, leading to much higher sales than the previous fiscal year.

Sales of compound semiconductors for use in laser diodes for DVD devices were strong in the first half, but slowed due mainly to inventory adjustments at major customers in the second half. As a result, overall sales were largely unchanged from the previous fiscal year.

Sales of lead-frames were sluggish in the second half due to inventory adjustments, particularly with respect to lead-frames for use in digital home electronics. However, annual sales, supported by brisk demand in the first half, were higher than the previous fiscal year.

In copper tubes, demand for use in air conditioners was higher due to a fierce heat of last year's summer. Sales were also pushed higher by rising copper prices. As a result, overall sales topped the previous year's level.

Although sales of copper strips fell in the second half of the year, especially those for semiconductor use, due to inventory adjustments in the digital home electronics industry, strong demand in the first half and rising copper prices led to performance exceeding that of the previous fiscal year.



Dual gauge copper strips for transistor lead-frames

Sales of copper products for electrical use were higher than the previous fiscal year due to brisk private-sector capital investment and higher copper prices.

*1 μBGA:
μBGA is a registered trademark of Tessera Inc., a U.S. firm. BGA is an abbreviation of Ball Grid Array.

*2 DDR2 SDRAM:
Double Data Rate 2 Synchronous Dynamic Random Access Memory. This memory has higher data transmission speeds compared with the conventional DDR SDRAM.

Growth Initiatives

The growth strategy for sophisticated materials calls for strengthening our position in relatively stable markets, such as copper tubes, general-purpose copper strips, copper products for electrical use and lead-frames, to build a stable operating base that will generate steady profit, and to combine this with expansion in compound semiconductors for electronic devices, LED and laser diodes, COF for LCD drivers and μBGA for next-generation DRAMs. All are product areas with growth potential.

In new products, we are developing such products as gallium nitride substrates for laser diodes that are expected to see growing demand for use in next-generation DVDs. In dual-gauge copper strips, we are developing specially designed dual-gauge copper strips for in-car electric motor, connectors and other applications, except power transistors.

The key to success in bimetallic TAB tapes for high-density mounting, rolled copper foils for next-generation lithium-ion secondary batteries for electric and hybrid vehicles, and other high-technology products is timely commercialization of products in response to market needs. Hitachi Cable has established a joint R&D system to stay in close contact with our customers and R&D divisions have stepped up marketing.

We are also optimizing our production network to assure that production is done in optimal locations worldwide. Our customers are moving their semiconductor production facilities overseas. In response, we aim to manufacture lead-frames at optimum locations through close coordination between our production bases in Japan, Singapore, Malaysia, the Philippines and China. We already have a compound semiconductor manufacturing facility in Taiwan area for the purpose of reducing costs. Now that our customer base in Taiwan area and mainland China is expanding, we are planning to expand this facility to meet demand from both the Japanese and Chinese markets. In copper products, we already manufacture internally grooved copper tubes for use in air conditioners in Thailand and China. The production capacity of these facilities is being ramped up to meet growing local demand as Japanese air conditioner manufacturers transfer production overseas.

TOPICS

Hitachi Cable Won the "Manufacturing Parts Award, Parts Prize" for μBGA® package products with DDR2 SDRAM memory

In March 2005 Hitachi Cable, jointly with Elpida Memory, Inc., won the "Manufacturing Parts Award, Parts Prize" awarded by The Nikkan Kogyo Shimbun, Ltd., a well-known Japanese industrial daily, for its μBGA® package products with DDR2 SDRAM memory. The contest spotlights parts, the key to industrial competitiveness, with the aim to contribute to industry and society through awards. The DDR2 SDRAM has the highest data transfer speed of any memory so far, and is already replacing conventional memories in servers and high-performance personal computers.



Molded μBGA
(Photo by Elpida Memory Inc.)

RESEARCH AND DEVELOPMENT



Group-Executive,
Corporate Advanced Technology Group, and CTO
Seiichi Okubo

R&D Philosophy

The Hitachi Cable Group takes the development of innovative technologies as a fundamental guiding principle. R&D encompasses a wide range of activities ranging from the development of new materials to the development and production of new products as well as the development of new manufacturing technologies.

The Group's R&D framework comprises Corporate Advanced Technology Group which devises medium-term research strategies, and Research & Development Group, which is in charge of conducting actual R&D activities. Research & Development Group is divided into three centers, each of which has its own specialization: Materials Technology Research & Development Center, Electronic Materials Research & Development Center, and Photonics Research & Development Center. The cutting-edge research conducted at these entities is promoted by Cross Technology Development Center.

The Group maintains close ties and collaborates with R&D institutions affiliated with Hitachi, Ltd. and also conducts joint R&D programs with customers and government research institutions as necessary. In these ways, the Group carries out efficient R&D in advanced technologies.

New Products and Technology Development

Hitachi Cable's emphasis on FIV-driven management requires R&D resources to be concentrated on key themes to deliver results as early as possible. The Special Project System was structured to meet this requirement. The system allows the president himself to select priority R&D themes from the perspective of the company as a whole, and progress is tracked every three months. Other themes are divided into research based on long-term perspective, business group research and research outsourced to third parties. The goal of this framework is to expedite R&D activities

Intellectual Property Rights

The Group considers intellectual property rights to be important management resources from a strategic perspective. Intellectual property rights derived from Group R&D and product development activities are properly registered and used fully and effectively to differentiate products and technologies and to establish a competitive advantage.

Since the Group operates globally, priority in filing patent applications has been changed from Japan to international submissions. The Company has introduced an advanced system to reward employees for in-house inventions, under which employees receive 3% of the licensing revenue generated by their inventions. This new system is designed to encourage inventiveness and to improve the quality of patents.

Research and Development Activities in Fiscal 2005

Listed below are the Hitachi Cable Group's R&D themes and achievements by segment during fiscal 2005. Group-wide R&D expenses in fiscal 2005 were ¥9,592 million.

WIRES AND CABLES

R&D covers a range of products in industrial wires and cables, and transmission and connection technologies for electronic equipment. In fiscal 2005, R&D expenses were ¥2,486 million. The main achievements in this category in fiscal 2005 were:

- Development of strong, highly conductive semiconductors for miniature cables
- Commercialization of vinyl insulation cables (IV) conforming with the RoHS

NUMBER OF PATENT APPLICATIONS FILED (PARENT COMPANY ONLY)



Number of Patent Applications Filed in Japan
Number of Patent Applications Filed Overseas
Number of Patent Applications Filed in Japan
873
915
697
702
530
Number of Patent Applications Filed Overseas
48
72
87
79
107
1,000
800
600
400
200
0
250
200
150
100
50
0
FY2001
FY2002
FY2003
FY2004
FY2005

Directive (Restriction of Hazardous Substances)

- Development of non-halogen cables designed to withstand radiation in 1Mgy proton accelerator
- Commercialization of high-reliability, straight-angle polyamide-imide enameled wire for automotive alternators.



Probe cable for ultrasound equipment

INFORMATION AND TELECOMMUNICATIONS NETWORKING

R&D is divided into two categories: optical and information transmission systems; and telecommunications. R&D expenses in this division were ¥3,616 million.

Optical and Information Transmission Systems

This division conducts research into various equipment needed to construct systems for the Internet and mobile phones, including devices, components, networking equipment and antennas for mobile phone base stations, and products for next-generation ITS. The main achievements in this category in fiscal 2005 were:

- Development of a box-type Layer 3 switching hub (100Mbits/s x 48 ports, 1Gbit/s x 4 ports)
- Development of Gigabit Ethernet multiplexing long-distance transmitters with error correction code (G10-channel Gigaether)
- Development of an SFP (Small Form-factor Pluggable) fiber-optic transceiver (transmission range: 10km) for 4Gbit/s fiber channels (RoHS compatible)



Optical transceiver

Telecommunications

R&D in this division covers a range of products in cables, sensors and other items related to telecommunications, including optical-fiber cables. The main achievements in these categories in fiscal 2005 were:

- Commercialization of optical curl cords
- Development of infrared laser transmission fiber for medical applications

• Development of manufacturing technology for photonic band gap fiber



Optical curl cord

SOPHISTICATED MATERIALS

R&D in this division covers semiconductor packaging materials, electronic components, copper products, and automotive parts. R&D expenses in this division were ¥3,490 million. The main achievements in these categories in fiscal 2005 were:

Semiconductor Packaging Materials and Electronic Components

R&D groups in this division develop TAB tapes, fine micro-manufacturing technology and lamination processes for circuit boards, which are essential to miniaturizing and enhancing the performance of information terminals such as mobile phones and increasing the resolution of LCDs. These groups also conduct R&D into semiconductor single crystals for GaAs semiconductor devices and other compound semiconductor materials, and epitaxial wafers for semiconductor elements, in addition to their applications and related products. The main achievements in these categories in fiscal 2005 were:

• Development of high-output, magnesium doped red LD epitaxial wafers for use in re-writable DVDs

• Development of μBGA products for DDR2 (Double Data Rate 2) memories



GaAs Wafers, Epitaxial Wafers

Copper Products

The primary areas of research in this division are related to heat transfer tubes used in heat exchange devices, system products using those tubes, and copper strips used in electronic components and semiconductor devices. This division also carries out research in metallic superconductor materials and high-temperature oxide superconductors. The main achievements in these categories in fiscal 2005 were as follows:

• Commercialization of alloy strips for lithium-ion batteries

• Development of high-performance heat transfer tubes for turbo refrigerators and other devices

• Commercialization of materials for next-generation NMR (Nuclear Magnetic Resonance) devices



Rolled copper foil

Automotive Parts

The primary areas of R&D in this division are automotive hoses, automotive electronics and components for IT devices. The main achievements in these categories in fiscal 2005 were as follows:

• Development of power harness for compressors used in hybrid vehicles

• Development of super low-expansion, superior durability brake hoses (HTF-4)



Power Cable Harnesses for Hybrid Vehicles

CSR (CORPORATE SOCIAL RESPONSIBILITY)

Approach to CSR and CSR Promotion Framework

In line with the Hitachi Group CSR Policy, the Hitachi Cable Group will keep the importance of CSR foremost in mind as it strives to implement CSR-driven management practices.

Aiming to realize CSR-driven management, the Hitachi Cable Group established the CSR Promotion Committee in April 2005 to promote CSR activities from a company-wide perspective. The committee will centrally coordinate and promote various CSR initiatives, such as environmental preservation and social contribution initiatives that were previously conducted on an individual basis.

Hitachi Group CSR Policy

1	**Awareness of Corporate Activities as Social Responsibilities** All Hitachi Group directors and employees shall remain aware of the fact that corporate social responsibilities (CSR) should be fulfilled through corporate activities. In accordance with this policy, the Hitachi Group will fulfill its social responsibilities so as to ensure the sustainable development of society and businesses.
2	**Social Contributions Through Business Activities** Through business activities based on outstanding research, technologies and product development, the Hitachi Group will provide safe and quality products and services to customers, while playing its part in building an enriched and vibrant society.
3	**Disclosure and Communication** To maintain and enhance relationships of trust with the Hitachi Group's diverse array of stakeholders, the Hitachi Group will provide fair and highly transparent disclosure while responding in a responsible manner to stakeholders through various forms of communication.
4	**Corporate Ethics and Respect for Human Rights** In a global business environment with diverse cultures, morals, ethics, legal systems, and other attributes, the Hitachi Group will conduct fair and sincere business activities, while acting in accordance with respect for human rights and the highest ethical standards.
5	**Promotion of Environmental Preservation Activities** To realize a sustainable society in harmony with the natural environment, the Hitachi Group will reduce the environmental impact of its activities and make effective use of finite natural resources.
6	**Promotion of Community Support Activities** As a good corporate citizen, Hitachi will vigorously promote community support activities to realize a better society.
7	**Creation of Workplaces With Good Working Conditions** The Hitachi Group will endeavor to provide workplaces with good, worthwhile working conditions while energetically supporting motivated employees who can display individuality and self-development on the job.
8	**Common Awareness of Social Responsibilities With Business Partners** The Hitachi Group will request that business partners share a common awareness of social responsibilities in order to conduct fair and sound business activities.

Environmental Activities

The Hitachi Cable Group has positioned environmental issues as a key management priority from a relatively early stage, and proactively implements environmental protection activities. In 1993, we formulated the Hitachi Cable Environmental Protection Charter. In accordance with this charter, the Hitachi Cable Group sets environmental action plans and goals, and conducts performance assessments every year.

Environmentally Friendly Products and Technologies



<Environmentally Friendly ECO-GREEN® Cable Series>

ECO-GREEN® cables emit no hazardous gases when they are burned and release no lead or other heavy metals when used underground. These features were achieved using Hitachi Cable's proprietary advanced materials processing technologies. We now offer a wide lineup of products based on these technologies, many of which have been introduced at government agencies and local municipalities promoting the creation of "green" government offices.

<Highly Flame-retardant, Halogen-free Cables>

In the event of accidents such as fires, these cables are designed to reduce emissions of hazardous gases, such as dioxins, that have an adverse affect on health and the environment. Since 1984, we have offered a lineup of these products. Previously, flame-retardant halogen-free cables were not suitable for use as high-speed signal transmission cables. However, R&D was conducted to surmount this obstacle. In 1996, we commercialized highly flame-retardant halogen-free LAN cables capable of carrying high-speed digital signals.



<Electronic Wires and Wiring Devices for RoHS-compliant Equipment>

In the EU, the RoHS directive scheduled to take effect in 2006 will ban the use of certain hazardous substances in electronics and electrical equipment. Responding rapidly to this directive, Hitachi Cable has developed a broad lineup of products that are free of the six prohibited substances in a diverse array of product categories, including PVC wires and cables, flame-retardant polyethylene wires and cables, fluorocarbon insulated cables, wiring devices, and magnet wires.



Separating jacket and insulation from conductors for recycling

<Reclamation and Recycling System for Discarded Wire>

In 2000, Hitachi Cable led its industry with the launch of a reclamation and recycling system for discarded wire, an initiative aimed at realizing a recycling-based society. Under this system, Hitachi Cable uses its network of group companies to collect discarded electric wires and scraps for recycling into materials for wires and cables, and other household and industrial products. The recycling ratios have reached very high levels at 99% for copper and 95% for PVC.

<Improvement of In-factory Process>

Hitachi Cable's Production Engineering Dept., vigorously develops not only mass production technologies for products, but also energy-saving measures within factories. One noteworthy success was the development of an energy-saving system for clean rooms, which are indispensable to semiconductor manufacturing. Taking into account the entire energy consumption process of factories, the system makes use of waste heat in various processes to reduce overall energy consumption.

For this achievement, Hitachi Cable received the 2003 Director-General's Award from the Japanese Natural Energy Resource Agency for excellent achievement in energy efficiency. In cooperation with MONOZUKURI Engineering Division of Hitachi Ltd., we are now using similar technologies for improvements at the plants of Hitachi Group companies.

Community Support Activities



Dragonfly Pond after restoration

Hitachi Cable's Hitaka Works in Hitachi City, Ibaraki Prefecture is taking part in a program held by Hitachi City Residents' Environmental Conference to remove weeds from a marsh known as "Dragonfly Pond" in Ogitsuyama Nature Park in Hitachi City. This pond provides a precious wetland ecosystem for various insect species and was previously identified as a habitat for a rare species of dragonfly, *nannophya pygmaea.* This program encourages a resurgence in these dragonflies by removing weeds from around the pond to let in more sunlight and clearing the pond's shoreline.

Also, Tsuchiura Works in Tsuchiura City, Ibaraki Prefecture is making a factory-wide effort to take part in a movement held by the NPO Asaza Fund to grow water plants known in Japan as *asaza* plants or "floating heart" *(nymphoides peltata).* These water plants promise to play a key role in restoring the natural environment of Lake Kasumigaura, where water pollution is a serious concern. These plants are cultivated on the premises of Tsuchiura Works and transplanted to Lake Kasumigaura.

In 2003, Tsuchiura Works also set up a biotope* on factory premises with the cooperation and guidance of the Asaza Fund. Plans call for planting ten or so species of water plants, centered on naturally growing species at Lake Kasumigaura that are in short supply, releasing Japanese killifish into the water, planting trees around the biotope and conducting other activities. Tsuchiura Works then plans to make the biotope available to neighboring schools for nature observation programs.

* The term "biotope," originally coined from German, combines words meaning "life (bio)" and "place (tope)." It refers to man-made ecosystems, such as ponds, that serve as permanent habitats for wildlife and plants.

BOARD DIRECTORS AND EXECUTIVE OFFICERS

(As of June 1, 2005)

BOARD DIRECTORS



Chairman of the Board
Hiroshi Kuwahara
(Board Director, Hitachi, Ltd. Chairman and Representative Executive Officer, Hitachi Maxell, Ltd.)



Board Director
Norio Sato



Board Director
Kenkichi Fujima



Board Director
Mitsuru Onishi



Board Director
Masahiro Shimojo
(Attorney, Nishimura & Partners)



Board Director
Katsukuni Hisano
(Senior Advisor, Hitachi, Ltd.)



Board Director
Masaru Okazaki



Board Director
Yasuhiko Ito

EXECUTIVE OFFICERS

REPRESENTATIVE EXECUTIVE OFFICER
PRESIDENT AND CHIEF EXECUTIVE OFFICER
Norio Sato

EXECUTIVE VICE-PRESIDENT AND
REPRESENTATIVE EXECUTIVE OFFICER
Kenkichi Fujima

SENIOR EXECUTIVE MANAGING OFFICERS
Masaru Okazaki
Yasuhiko Ito

EXECUTIVE MANAGING OFFICERS
Seiichi Okubo
Kazuhiro Harada
Hiroshi Sasaki
Yoshiaki Yoneda

EXECUTIVE OFFICERS
Toshio Shiohata
Mitsuo Imai
Tetsuya Yamamura
Shigeru Yumino
Kazuhiko Takeda
Shinichi Susukida

Corporate Governance

Hitachi Cable considers the foundation of corporate governance to be continuous efforts to advance its business in keeping with laws, business ethics, and CSR principles. It considers conformity with such to be one of the most vital responsibilities of management. To promote compliance, the company shifted to the committee system in June 2003, resulting in a separation of the executive and supervisory functions of management, in order to further speed up management decision-making and to take management transparency to a higher level.

Following this shift to the committee system, the Board of Directors is now in charge of decision-making on matters such as basic management policies and performance of supervisory functions, and it has broadly transferred decision-making and executive authority for operations to executive officers. As one part of the performance of supervisory functions by the Board of Directors, three independent committees have been established within the Board of Directors, with outside directors making up a majority in each committee: the Nominating Committee, the Audit Committee, and the Compensation Committee. In principle, the Audit Committee meets monthly and the Nominating Committee and the Compensation Committee meet as needed. There are eight members of the Board of Directors, including three outside directors. In addition, the Chairman of the Board, who chairs the Board of Directors, does not also serve as an executive officer. Two outside directors are parent company directors and one is a lawyer with no advisory agreement. Hitachi Cable conducts regular sales transactions with its parent company, but all of these are standard transactions. In addition, as necessary Hitachi Cable obtains advice related to the execution of its business activities from other lawyers belonging to the same law office as the lawyer currently serving as an outside director.

As a means of internal control on the execution of operations by the executive officers, an Executive Committee has been established, composed of all executive officers. This is intended to ensure the sharing of information concerning the status of operations under the responsibility of each executive officer when executive officers make decisions concerning important matters as assigned by the Board of Directors, as well as the consideration of such matters from a variety of angles.

In addition, the Internal Auditing Office (with five specialized staff members and 16 staff members serving concurrent positions) and other sections implement internal audits for each section of Hitachi Cable and for its Group companies concerning the legality and appropriateness of operations, and as necessary the Compliance Group (with one specialized staff member and three staff members serving concurrent positions) conducts training, audits, and guidance for each section of Hitachi Cable and for its Group companies to ensure that company activities conform to laws, regulations, and business ethics. In addition to monitoring and verifying the status of these internal audits, the Audit Committee works together with the internal audit functions to monitor company management by having the directors and executive officers issue reports on the status of the execution of business operations as necessary.

With regard to the auditing of accounts, ChuoAoyama PricewaterhouseCoopers has been named the account auditing firm. The composition of the team of personnel providing support for these audit activities is determined based on the account auditing firm's selection criteria. Specifically, this team consists of nine certified public accountants, six assistant accountants, and one other member. The account auditor reports to the Audit Committee on its audit and increases cooperation on auditing by exchanging opinions with the Audit Committee and the General Manager of the Internal Auditing Office, who also attends the relevant meetings.

With regard to the various risks faced in management, a Risk Management Committee has been established under the Executive Committee, with the President & Chief Executive Officer serving as its chair. This committee is intended for the purpose of sharing information related to risk management, such as responses to risks and measures for preventing their recurrence. As such, it endeavors to pinpoint risks and to assess, prevent, and minimize them. Furthermore, beginning October 1, 2003 Hitachi Cable has adopted a compliance notification system that can be used by company employees as well as related outside parties such as suppliers, for the purpose of supplementing its own efforts to remove risks.

In addition, in order to further increase its focus on CSR, on April 1, 2005 the company established Corporate Social Responsibility Promotion Committee and Corporate Social Responsibility Office, intended to coordinate social activities, such as those in the areas of environmental protection and social contributions, which had previously been conducted individually, and to promote such activities on a companywide basis.

Through these efforts, Hitachi Cable is pushing ahead with its plan to take the maneuverability and transparency of its management to higher levels.

MANAGEMENT'S DISCUSSION AND ANALYSIS

I. Risk Factors Affecting Operations

The following are significant risk factors relating to the Hitachi Cable Group's (the "Group") financial position, operating results and stock price. The forward-looking statements in this annual report are based on information available to the Group's management as of March 31, 2005.

(1) Irregular Fluctuations in Financial Position and Operating Results

The Group uses hedging transactions to mitigate the effect of short-term changes in exchange rates on its results. Naturally, it is difficult to eliminate all risks associated with exchange rates through these hedging transactions. Accordingly, the Group's operating results may be affected by changes in exchange rates. Sales, expenses, assets and other items denominated in the local currency of each country or region are converted into Japanese yen for the purpose of preparing consolidated financial statements. The value of these items after conversion into yen amounts may be adversely affected by the exchange rate prevailing at the date of conversion, which may in turn impact on the Group's operating results.

Moreover, international commodity prices have a significant bearing on the price of copper, the main raw material for the Group's products. The Group strives to transfer increases in copper prices to sales prices to mitigate the effect of these changes on operating results. However, operating results may be affected in the event that the Group is unable to transfer an amount equivalent to any increase in the price of copper to sales prices. The Group's results may also be affected in a similar manner by increases in the prices of raw materials other than copper, such as petrochemicals.

The Group's operating results may also be affected by decreases in the sales price of its products accompanying deepening deflation, intensified competition or other factors.

In the event that the Group books extraordinary losses due to business realignment, withdrawal, restructuring of its asset portfolio or other reasons, the Group's operating results may be affected.

(2) Product Development

The Group is involved in businesses characterized by rapid technological progress, where it is essential to launch products that are attractive to customers in a timely manner. In general, however, product development and sales harbor uncertainties. Regardless of the amount of time or financial resources channeled into these activities, there is no guarantee that the commercialization of new products will always succeed. In the event that new product development fails, the Group's growth prospects and profitability may be adversely affected, which may in turn impact on the Group's operating results.

(3) Laws and Regulations

The Group is subject to laws and regulations relating to commerce, environmental and recycling activities in each country and region where it operates, and holds permission to conduct business and investment in those countries. The Group acts in compliance with these laws and regulations. In the event of a breach in compliance, or a sudden and extreme tightening of these laws and regulations, or significant changes in the laws and regulations, including major changes in the taxation system, the Group's operating results may be affected by a loss of investment opportunities, cancellation of sales or an increase in various costs.

(4) Material Lawsuits

As of March 31, 2005, the Group was not subject to any claims for damages or lawsuits, such as those pertaining to product liability or patent infringement, that could have a material impact on its results, nor does it foresee at the present time any reason for such claims or lawsuits to be brought against it in the future. However, the Group's operating results could be affected if it were subject to claims for large damages or found liable for claims for large damages following a major lawsuit unforeseen at present, or if the Group is ordered to suspend the use of certain intellectual property rights.

II. Consolidated Statements of Income

In fiscal 2005, the year ended March 31, 2005, net sales increased ¥46,439 million, or 13.6%, from the previous fiscal year to ¥386,909 million (US$3,615,972 thousand).

This mainly reflected a boom in demand in digital electronic products, and increased prices of wires and cables, copper products and other items, as copper prices remained high. The consolidation of 20 additional companies also contributed to sales.

Regarding costs, sharp increases in the price of raw materials, including copper and chemical products, and the appreciation of the yen affected costs. However, sales growth outpaced the rise in SG&A expenses due to ongoing cost-reduction measures. The cost of raw materials increased due to rising prices, but PRP (Procurement Renewal Project) activities lowered material costs and other expenses. As a result, the cost of sales ratio at 85.4% was largely unchanged from the previous fiscal year. Selling, general and administrative expenses ratio declined by one percentage point to 12.0%.

Hitachi Cable posted operating income of ¥10,031 million (US$93,748 thousand), an increase of 73.5% from the previous fiscal year.

Other expenses narrowed from the previous fiscal year to ¥1,977 million (US$18,477 thousand).

Significant components of other income included a gain of ¥1,861 million (US$17,393 thousand) on sale of land, a gain of ¥1,344 million (US$12,561 thousand) on sale of investment securities, and a ¥553 million (US$5,168 thousand) gain on the reversal of employees' severance obligation for prior service. The reversal gain was due to revisions to the pension plan, which involved the adoption of a cash-balance type of plan. This gain was ¥2,205 million (US$20,607 thousand) less than the previous fiscal year due to pension system revisions at some subsidiaries.

Significant components of other costs included ¥4,860 million (US$45,421 thousand) in business restructuring expenses and ¥1,147 million (US$10,720 thousand) in impairment losses.

Net financial expenses declined from ¥810 million in the previous fiscal year to ¥739 million (US$6,907 thousand), due to lower interest expenses and other factors.

As a result of the above and other factors, gain before income taxes was ¥8,054 million (US$75,271 thousand), reversing a loss of ¥3,131 million in the previous fiscal year. Net income also surged to ¥4,991 million

NET INCOME (LOSS) PER SHARE (BASIC)/ CASH DIVIDENDS PER SHARE

(¥)



22.6
10.0
7.5
5.0
5.0
13.5
7.0
(3.9)
(19.3)
(6.3)
2001
2002
2003
2004
2005
Net Income (Loss) per Share
Cash Dividends per Share

OPERATING INCOME (LOSS)/OPERATING MARGIN

(¥ Millions/%)



27,177
6.6%
10,031
5,782
2.6%
(1,767)
(1,959)
1.7%
-0.5%
-0.6%
2001
2002
2003
2004
2005
Operating Income (Loss)
Operating Margin

(US$46,645 thousand) from a fiscal 2004 loss of ¥2,248 million. As a result, net income per share was ¥13.46 (US$0.126), up from a loss of ¥6.25 per share in the previous fiscal year. The Hitachi Cable Group paid a dividend of ¥7.0 (US$0.065), up from ¥5.0 in the previous fiscal year.

Segment Performance

The Hitachi Cable Group reclassified its four operating segments, Wires and Cables, Information Systems and Electronic Components, Copper Products, and Electric Equipment, Construction, and Other Businesses, into Wires and Cables, Information and Telecommunications Networking, Sophisticated Materials and Other Businesses. The former operating segments became less suitable from the standpoint of internal reporting purposes as the operations of the Company and its Group firms were restructured under the Survival Project, a medium-term management plan. In view of the above considerations, the Group reviewed its former segments. The new segments better reflect the Group's future business strategy and the realities of its business.

Wires and Cables

Sales in this segment rose 15% from the previous fiscal year to ¥180,569 million (US$1,687,561 thousand) but operating income declined 8% to ¥3,772 million (US$35,252 thousand).

In the power cables business, although the high-voltage power cables sales business was transferred to equity-method affiliate J-Power Systems Corp. effective October 1, 2004, factors such as booming sales for construction and rising copper prices led to performance exceeding that of the previous fiscal year.

Sales of electronic wires and wiring devices also exceeded those of the previous fiscal year, due to strong sales for uses such as in semiconductor manufacturing equipment and digital home electronics, particularly in the first half.

Sales of magnet wires also grew for use in automotive electronics. Combined with the effects of rising copper prices, this led to higher year-on-year sales.

Information and Telecommunications Networking

Sales in this segment rose 6% to ¥84,648 million (US$791,103 thousand). Operating income increased 267% to ¥2,557 million (US$23,897 thousand).

In the area of high-frequency and wireless systems, although sales for terrestrial digital broadcasting were strong, construction for mobile phone base stations decreased, leading to lower year-on-year sales.

In addition, although sales of landline fiber optic cables were sluggish as capital investment at domestic telecommunications carriers and public-sector investment fell, shipments of major orders for optical submarine cables grew. As a result, aggregate sales of telecommunications cables topped the previous year.

In the area of information networking solutions, sales of information networking devices such as Ethernet switches, increased significantly, centering on domestic telecommunications carriers. This led to an increase in sales year on year.

Sophisticated Materials

Sales in this segment rose 21% to ¥140,846 million (US$1,316,318 thousand). Operating income increased 370% to ¥3,284 million (US$30,692 thousand).

With regard to TAB products, sales increased sharply year on year due to steady growth in sales of chip-on-film (COF) products for large LCD panels and the establishment of a market for μBGA products for high-speed DDR2 SDRAM memory used in servers and other devices.

Although sales of compound semiconductors for use in laser diodes for DVD devices were strong in the first half of the fiscal year, inventory adjustments by major customers in the second half led to annual sales being largely the same as the previous fiscal year.

Sales of lead-frames for use in digital home electronics stalled in the second half due to inventory adjustments, but vigorous demand in the first half of the year led to high year-on-year sales.

Sales of copper tubes were higher despite the continuing shift overseas of air conditioner production. Sales were buoyed by rising sales of air conditioners in Japan due to a hot summer in 2004 and high copper prices.

Overall sales of copper strips were higher as high copper prices combined with strong first-half demand to offset the impact of lower sales of copper strips, particularly for semiconductor use, in the second half due to inventory adjustments at digital home electronic product manufacturers.

Underpinned by healthy private-sector capital investment and high copper prices, sales of copper products for electrical use rose year on year.

Growth in sensors and healthy sales growth for hose parts helped to lift overall auto parts sales above the previous fiscal year.

Other Businesses

Core operations in this segment include logistics, real estate management and leasing, and other businesses. Segment sales fell 2% from the previous fiscal year to ¥16,357 million.

III. Financial Position

Total assets as of March 31, 2005 were ¥324,502 million (US$3,032,729 thousand), down ¥9,284 million from a year earlier.

Total current assets rose ¥321 million to ¥155,880 million (US$1,456,822 thousand). This was the net result mainly of a ¥3,272 million (US$30,579 thousand) increase in inventories, offset by a ¥1,970 million (US$18,411 thousand) decrease in cash and time deposits and a ¥1,134 million (US$10,598 thousand) decline in notes and accounts receivable.

Property, plant and equipment declined ¥4,144 million to ¥122,243 million (US$1,142,458 thousand). This was chiefly the result of decreases in machinery and vehicles, etc. of ¥2,233 million (US$20,869 thousand), and in buildings and structures of ¥1,029 million(US$9,617 thousand).

On the other side of the balance sheet, current liabilities increased ¥713 million to ¥100,424 million (US$938,542 thousand). The outstanding balance of commercial paper decreased ¥14,000 million (US$130,841 thousand) and short-term debt decreased ¥20,192 million (US$188,710 thousand). On the other hand, notes and accounts payable increased ¥10,531 million (US$98,421 thousand). The current portion of bonds increased ¥10,000 million (US$93,458 thousand).

Long-term liabilities decreased ¥10,597 million to ¥45,257 million (US$422,963 thousand). The reserve for retirement benefits increased by ¥997 million (US$9,318 thousand). On the other hand, the outstanding balance of corporate bonds declined ¥10,000 million (US$93,458 thousand), consolidation adjustment accounts declined ¥1,078 million (US$10,075 thousand), and long-term debt fell ¥10,591 million (US$98,981 thousand).

Total liabilities declined ¥9,284 million.

Shareholders' equity declined ¥616 million to ¥176,296 million (US$1,647,626 thousand), the net result of a ¥2,473 million (US$23,112 thousand) increase in retained earnings, a ¥1,924 million (US$17,981 thousand) increase in treasury stock and a ¥747 million (US$6,981 thousand) increase in foreign currency translation adjustments. However, the shareholders' equity ratio edged up from 53.0% as of the end of the previous fiscal year to 54.3% as of March 31, 2005.

IV. Cash Flows

Cash and cash equivalents as of March 31, 2005 were ¥6,212 million (US$58,056 thousand), a decline of ¥1,551 million year on year.

Net cash provided by operating activities was ¥34,253 million (US$320,121 thousand), an increase of ¥7,522 million. This mainly reflected a large rise in gain before income taxes to ¥8,054 million (US$75,271 thousand), as well as depreciation and amortization of ¥20,384 million (US$190,505 thousand), a ¥7,180 million (US$67,103 thousand) decrease in trade payables, a ¥3,784 million (US$35,364 thousand) increase in trade receivables, and a ¥2,076 million (US$19,402 thousand) increase in inventories.

Net cash used in investing activities was ¥10,523 million (US$98,346 thousand), ¥9,466 million more than the previous fiscal year. The main outflow was ¥17,669 million (US$165,131 thousand) for the acquisition of tangible fixed assets. This was partially offset by proceeds of ¥4,376 million (US$40,897 thousand) from the sale of investment securities and ¥3,005 million (US$28,084 thousand) from the sale of fixed assets.

Free cash flow, the net result of operating and investment cash flows, was ¥23,730 million (US$221,776 thousand).

Net cash used in financing activities was ¥25,743 million (US$240,589 thousand). The principal uses of cash in financing activities included ¥20,492 million (US$191,514 thousand) for the repayment of short-term debt, ¥1,024 million (US$9,570 thousand) for the repayment of long-term debt, ¥2,302 million (US$21,514 thousand) for cash dividends paid and ¥1,925 million (US$17,991 thousand) for the purchase of treasury stock.

INTEREST-BEARING DEBT/DEBT-TO-EQUITY RATIO
(¥ Millions/%)


51.7%
56.1%
48.3%
38.4%
26.4%
109,174
112,723
87,996
67,847
46,506
2001
2002
2003
2004
2005
Interest-Bearing Debt
Debt-to-Equity Ratio

TOTAL ASSETS
(¥ Millions)


451,577
412,992
352,761
333,786
324,502
2001
2002
2003
2004
2005
Total Assets

CONSOLIDATED BALANCE SHEETS

HITACHI CABLE, LTD. AND ITS SUBSIDIARIES
March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	**2005**
ASSETS			
Current Assets:			
Cash and time deposits	**¥ 6,230**	¥ 8,200	**$ 58,224**
Trade receivables:			
Accounts and notes	**89,802**	90,936	**839,271**
Allowance for doubtful accounts	**(1,690)**	(1,039)	**(15,794)**
Inventories (Note 3)	**41,473**	38,201	**387,598**
Deferred income taxes (Note 7)	**7,703**	7,181	**71,991**
Prepaid expenses and other current assets	**12,362**	12,080	**115,532**
Total current assets	**155,880**	155,559	**1,456,822**
Investments and Advances:			
Investment securities (Note 2)	**10,869**	15,526	**101,579**
Non-consolidated subsidiaries and affiliates (Note 2)	**14,012**	15,761	**130,953**
Other investments and advances	**731**	332	**6,832**
Allowance for doubtful accounts	**(2,691)**	(2,912)	**(25,149)**
	22,921	28,707	**214,215**
Property, Plant and Equipment, at cost (Note 4):			
Land	**9,863**	10,997	**92,178**
Buildings	**107,196**	105,900	**1,001,832**
Machinery and equipment	**267,969**	262,143	**2,504,383**
Construction-in-progress	**7,499**	7,247	**70,084**
	392,527	386,287	**3,668,477**
Accumulated depreciation	**(270,284)**	(259,900)	**(2,526,019)**
	122,243	126,387	**1,142,458**
Other Assets:			
Deferred income taxes (Note 7)	**13,760**	14,567	**128,598**
Other	**9,698**	8,566	**90,636**
	23,458	23,133	**219,234**
Total assets	**¥324,502**	¥333,786	**$3,032,729**

The accompanying notes are an integral part of these statements.

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	**2005**
LIABILITIES			
Current Liabilities:			
Short-term debt (Note 4)	**¥ 12,618**	¥ 32,810	**$ 117,925**
Current portion of long-term debt (Note 4)	**10,000**	558	**93,458**
Trade payables:			
Accounts and notes	**54,091**	43,560	**505,523**
Accrued expenses and other payables	**7,384**	18,303	**69,009**
Customers' advances	**872**	1,037	**8,150**
Income taxes payable	**–**	1,219	**–**
Other current liabilities	**15,459**	2,224	**144,477**
Total current liabilities	**100,424**	99,711	**938,542**
Long-term Liabilities:			
Long-term debt (Note 4)	**23,888**	34,479	**223,252**
Deferred income taxes (Note 7)	**639**	292	**5,972**
Reserve for retirement benefits (Note 5)	**18,176**	17,179	**169,869**
Excess of net assets acquired over the acquisition cost	**1,080**	2,158	**10,093**
Other liabilities	**1,474**	1,746	**13,777**
Total long-term liabilities	**45,257**	55,854	**422,963**
Minority Interest	**2,525**	1,309	**23,598**
SHAREHOLDERS' EQUITY			
Preferred stock: Authorized—300,000,000 shares 200,000,000 shares of which can be exchanged for common stock			
Common stock:			
Authorized—797,012,000 shares;			
Issued—374,018,174 shares and 374,018,174 shares for 2005 and 2004, respectively	**25,948**	25,948	**242,505**
Additional paid-in capital	**30,420**	30,420	**284,299**
Retained earnings (Note 13)	**126,847**	124,374	**1,185,486**
Net unrealized gains on securities	**1,850**	2,268	**17,289**
Foreign currency translation adjustments	**(4,307)**	(3,560)	**(40,252)**
	180,758	179,450	**1,689,327**
Treasury stock, at cost	**(4,462)**	(2,538)	**(41,701)**
Total shareholders' equity	**176,296**	176,912	**1,647,626**
Contingent Liabilities (Note 9)			
	¥324,502	¥333,786	**$3,032,729**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

HITACHI CABLE, LTD. AND ITS SUBSIDIARIES
For the years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
Net sales	¥386,909	¥340,470	$3,615,972
Operating costs and expenses (Note 6):			
Cost of goods sold	330,370	290,534	3,087,570
Selling, general and administrative expenses	46,508	44,154	434,654
	376,878	334,688	3,522,224
Operating income	10,031	5,782	93,748
Other income (expenses):			
Interest, net	(1,013)	(1,123)	(9,467)
Dividend income	274	313	2,561
Foreign exchange losses	(214)	(1,113)	(2,000)
Gain on disposal of property, plant and equipment	1,565	2,089	14,626
Additional benefit payments for early retirement due to business restructuring	(1,968)	(1,387)	(18,393)
Loss from disposal of property, plant and equipment due to business restructuring	(2,892)	(11,420)	(27,028)
Gain on sale of securities	1,344	1,366	12,561
Write-down of securities	–	(130)	–
Loss on sale of investment securities	–	(106)	–
Compensation paid for defective products	(596)	(663)	(5,570)
Impairment loss	(1,147)	–	(10,720)
Amortization of prior service cost	553	2,758	5,168
Miscellaneous	2,117	503	19,785
	(1,977)	(8,913)	(18,477)
Gain (loss) before income taxes	8,054	(3,131)	75,271
Income taxes (Note 7)			
Current	1,911	1,245	17,860
Deferred	865	(2,441)	8,084
	5,278	(1,935)	49,327
Minority interest in gain of consolidated subsidiaries	287	313	2,682
Net income (loss)	4,991	(2,248)	46,645
Retained earnings:			
At beginning of year	124,374	128,695	1,162,374
	129,365	126,447	1,209,019
Add:			
Increase by merger	108	–	1,009
	108	–	1,009
Deduct:			
Cash dividends	2,204	1,830	20,598
Bonuses to directors	44	40	411
Change in scope of consolidated subsidiaries	378	203	3,533
	2,626	2,073	24,542
At end of year	¥126,847	¥124,374	$1,185,486

	Yen		U.S. dollars
	2005	2004	2005
Per share:			
Net income (loss)—basic	¥13.5	¥(6.3)	$0.126
fully diluted	13.5	–	0.126
Cash dividends	7.0	5.0	0.065

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

HITACHI CABLE, LTD. AND ITS SUBSIDIARIES
For the years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
Cash flows from operating activities:			
Gain (Loss) before income taxes	**¥ 8,054**	¥ (3,131)	**$ 75,271**
Adjustments for:			
Depreciation and amortization	**20,384**	20,325	**190,505**
Decrease in allowance for doubtful accounts	**528**	540	**4,935**
Increase in trade receivables	**3,784**	1,204	**35,364**
Decrease (Increase) in inventories	**(2,076)**	2,708	**(19,402)**
Decrease in trade payables	**7,180**	7,818	**67,103**
Other	**(1,047)**	(836)	**(9,785)**
	36,807	28,628	**343,991**
Interest and dividends received	**420**	153	**3,925**
Interest paid	**(1,188)**	(1,363)	**(11,103)**
Income taxes paid	**(1,786)**	(687)	**(16,692)**
Net cash provided by operating activities	**34,253**	26,731	**320,121**
Cash flows from investing activities:			
Payments for purchase of fixed assets	**(17,669)**	(12,634)	**(165,131)**
Proceeds from sale of fixed assets	**3,005**	3,646	**28,084**
Proceeds from sale of investment securities	**4,376**	5,860	**40,897**
Payments for purchase of investment securities	**(711)**	(1,889)	**(6,645)**
Other	**476**	3,960	**4,449**
Net cash used in investing activities	**(10,523)**	(1,057)	**(98,346)**
Cash flows from financing activities:			
Repayment of straight bonds	**–**	(10,000)	**–**
Net decrease in short-term debt	**(20,492)**	(10,489)	**(191,514)**
Repayment of long-term debt	**(1,024)**	(1,019)	**(9,570)**
Cash dividends paid	**(2,302)**	(1,957)	**(21,514)**
Payment for purchase of treasury stock	**(1,925)**	(1,907)	**(17,991)**
Net cash used in financing activities	**(25,743)**	(25,372)	**(240,589)**
Effect of exchange rate changes on cash and cash equivalents	**(109)**	408	**(1,019)**
Net increase (decrease) in cash and cash equivalents	**(2,122)**	710	**(19,833)**
Cash and cash equivalents at beginning of year	**7,763**	7,016	**72,552**
Cash and cash equivalents of newly consolidated subsidiaries	**571**	37	**5,337**
Cash and cash equivalents at end of year	**¥ 6,212**	¥ 7,763	**$ 58,056**

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HITACHI CABLE, LTD. AND ITS SUBSIDIARIES
For the years ended March 31, 2005 and 2004

1. Significant Accounting Policies

(a) Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared based on the accounts maintained by Hitachi Cable, Ltd. (the "Company") and its subsidiaries (the "Companies") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

Certain items presented in the consolidated financial statements submitted to the Director of the Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥107=U.S.$1, the rate of exchange on March 31, 2005 has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at this or any other rate.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries which are as follows:

Name of Consolidated Subsidiaries

Manufacturing Companies:
- Tonichi Kyousan Cable,Ltd.
- Hitachi Alloy, Ltd.
- Hitachi Magnet Wire,Ltd
- Tohoku Rubber Co., Ltd.
- Hitachi Cable Fine-Tech,Ltd.
- Power & Com Tech,Ltd.
- Hitachi Cable Logi-Tech,Ltd.
- Hitachi Cable Industrial Products, Ltd.
- Hitachi Cable Mech-Tech,Ltd.
- Hitachi Copper Products, Ltd.
- Hidec Systems Co.,Ltd.
- Hitachi Cable Presion Co. Ltd.
- Hitachi Wire Rod Co. Ltd.
- CNMP Holdings, Inc.
- Hitachi Cable Manchester Inc.
- Hitachi Cable (Singapore) Pte.Ltd.
- Hitachi Cable Indiana Inc.,
- Hitachi Cable (Johor) Sdn.Bhd.
- Hitachi Bangkok Cable Co., Ltd.
- Thai Hitachi Enamel Wire Co.,Ltd
- Shanhai Hitachi Cable Co., Ltd.
- Hitachi Cable Philippines Inc.
- Hitachi Cable Ps Techno (Malaysia) Sdn.Bhd.
- Hitachi Cable(Suzhou) ,Co.,Ltd.
- Hitachi Cable Fine Tech(Suzhou) ,Co.,Ltd.
- Huanan Wire & Cable Services Co., Ltd.
- CNMP Networks, Inc.
- CNMP Networks(Beijing) Co,Ltd.
- Ayutthaya HCL Co.,Ltd.
- Tounichi Densenkako
- Tounichi Shoji
- Kyoteku
- Hidaka Dengyo
- Takasuzu Engineering
- Tohoku Kako
- Kawanishi Kogyo Co., Ltd.
- Miyako Precision Co., Ltd.
- HC Queretaro S.A. De C.V.
- Hitachi Cable U.K. Ltd.
- Giga Epitaxy Technolgy Corporation.
- Euro Wire & Cable Services,Industry and Trading Limited Liability Company
- FUJINAGA CO.,Ltd.
- PHCP,INC.
- Suzhou Hitachi Cable Precision Co., Ltd.

Sales and Service Companies:
- Hitachi Densensyouji Co., Ltd.
- Hokkai Hitachi Densen Kihan,Ltd
- Nissin sangyo, Ltd.
- Tatara Denki Kogyo,Ltd
- Toritsu Syokai,Ltd
- Fujinaga Elictric Co.,Ltd.
- Hitachi Cable America Inc.
- Hitachi Cable Asia, Co.,Ltd.
- Hitachi Cable Europe, Co.,Ltd.
- Tohoku Rubber Sales Co.,Ltd
- Shanghai Hitachi Cable Co.,Ltd.
- HDS INTERNATIONAL(HK),LTD
- Dalian Free Trade Zone Hitachi Cable Trading Co.Ltd
- HCAS THAI TRADING CO., LTD

All intercompany accounts, transactions and unrealized profits have been eliminated on consolidation. Unrealized profits attributable to minority interests are charged to minority interests.

Investments in major non-consolidated subsidiaries and affiliates are accounted for using the equity method.

The difference between the cost and underlying net equity at acquisition of investments in subsidiaries and affiliates accounted for on an equity basis is allocated, where possible, to identifiable assets based on fair market value at the date of acquisition. The unallocated portion of the difference is amortized in a lump, or on a straight-line basis over periods of up to 20 years, which is determined based on the estimated effective period of the cost.

(c) Financial instruments

(i) Derivatives

All derivatives are stated at fair value, with changes in fair value being included in the net profit or loss for the period in which they arise.

(ii) Securities

Securities held by the Company and its subsidiaries are classified into two categories;

Investment by the Company in equity securities issued by unconsolidated subsidiaries and affiliates are accounted for using the equity method. Exceptionally, investments in certain unconsolidated subsidiaries and affiliates are stated at cost because the effect of application of the equity method would be immaterial.

Other securities for which market quotations are available are stated at fair value.

Net unrealized gains or losses on these securities are reported as a separate component of the shareholders' equity at a net-of-tax amount. Other securities for which market quotations are unavailable are stated at cost, except as stated in the paragraph below.

In cases where the fair value of equity securities issued by unconsolidated subsidiaries and affiliates, or other securities has declined significantly and such impairment of value is not deemed temporary, such securities are written down to their fair value and the resulting losses are included in the net profit or loss for the period.

(d) Allowance for doubtful accounts

The Company and its consolidated subsidiaries provide an allowance for doubtful accounts based on past bad debt loss experience and provide an allowance for estimated amounts on an individual account basis for specific uncollectible receivables.

(e) Inventories

Inventories are stated at the lower of cost or market value, cost being determined by the average cost method.

(f) Property, plant and equipment, and depreciation

Property, plant and equipment, including significant renewals and additions, are stated at cost, after allowing for certain gains on the sale of property, plant and equipment, which for tax purposes, are deducted from acquisition cost.

Buildings, including accessory equipment are depreciated using the straight-line method. Other assets are depreciated using the declining-balance method.

Repair and maintenance expenses are charged to income currently.

(g) Impairment of fixed assets

Since the Accounting Standards for Impairment of Fixed Assets (issued by the Accounting Standards Board of Japan on August 9, 2002) and the Financial Accounting Standards Implementation Guidance No. 6, "Implementation Guidance for Accounting Standards for Impairment of Fixed Assets" (issued by the Accounting Standards Board of Japan on October 31, 2003) can be applied beginning with the consolidated financial statements for the fiscal year ended March 31, 2004, these standards and implementation guidance have been applied effective April 1, 2004.

The effect of application of these standards on net income before taxes was ¥1,147 million ($10.7 million) for the year ended March 31, 2005.

(h) Reserve for retirement benefits

(i) Retirement benefits for employees

The reserve for retirement benefits represents the estimated present value of projected benefit obligations in excess of the fair value of the plan assets except for unrecognized actuarial differences, which are amortized on a straight-line basis over a period of 10 years from the year following in which they arise. The total prior year service cost is charged to income as incurred.

(ii) Retirement benefits for directors, and statutory auditors

The Company and its subsidiaries have provided for the accrued cost of retirement benefits payable to directors and statutory auditors at an estimated amount of such benefits that would be required to pay, if all eligible directors and statutory auditors were to retire at the year-end date.

The "Reserve for retirement benefits" account in the accompanying consolidated balance sheets includes the accrual for retirement benefits to directors and statutory auditors, which amounted to ¥936 million ($8.7 million) and ¥875 million as of March 31, 2005 and 2004, respectively.

(i) Recognition of revenue and operating costs and expenses

Sales and operating costs and expenses have been recorded upon the shipment of goods and as incurred except as otherwise disclosed in Note 1 to the Consolidated Financial Statements.

Sales with respect to large scale and long-term construction contracts have been recorded using the percentage-of-completion method.

(j) Leases

Finance leases, other than those which are deemed to transfer the ownership of the leased assets to the lessee, are accounted for using a method similar to that used for ordinary operating leases.

(k) Hedge accounting

In accordance with the special measure under the Accounting Standard for Financial Instruments, the Company does not record certain interest swap arrangements at market value but charges or credits the net cash flows from the swap arrangements to the interest arising from the hedged borrowings, as long as these arrangements meet the specific criteria under the standard.

Hedging instruments are principally interest rate swaps arrangements of which hedged items are variable interest expense of long-term bank loans.

(l) Income taxes

Income taxes consist of corporate income taxes, local inhabitants taxes and enterprise taxes.

Income taxes are determined using the asset and liability approach, whereby deferred tax assets and liabilities are recognized in respect of temporary differences between the tax basis of assets and liabilities and that as reported in the financial statements.

(m) Foreign currency translation

All monetary assets and liabilities denominated in foreign currencies, whether long-term or short-term, are translated into Japanese yen at the exchange rates prevailing at the balance sheet date. Resulting gains and losses are charged to income for the period.

The assets, liabilities, profit and loss accounts of foreign subsidiaries and affiliates are translated into Japanese yen at the exchange rates prevailing at the balance sheet date. Shareholders' equity at the beginning of the year is translated into Japanese yen at historical rates. Differences in yen amounts arising from the use of different rates are presented as "Foreign currency translation adjustments" within shareholders' equity.

(n) Appropriation of retained earnings

Cash dividends and bonuses to directors are recorded in the fiscal year in which the proposed appropriation of retained earnings is approved by the shareholders.

(o) Net income or loss per share

The basic net income or loss per share of common stock is computed on the basis of the weighted average number of shares of common stock outstanding during the respective years.

As the Company incurred a net loss, the fully diluted net loss per share has not been calculated for the year ended March 31, 2004.

(p) Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of cash flows comprise cash on hand, bank deposits withdrawable on demand and short-term investments with an original maturity of three months or less and which represent a minor risk of fluctuations in value.

Cash and cash equivalents as of March 31, 2005 and 2004 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Cash and bank deposits	**¥6,230**	¥8,200	**$58,224**
Time deposits with maturity of over 3 months	**(18)**	(437)	**(168)**
Cash and cash equivalents	**¥6,212**	¥7,763	**$58,056**

2. Securities

A comparison of the aggregate cost and fair value of other securities for which market quotations are available as of March 31, 2005 and 2004 is as follows:

	Millions of yen			
	2005			
	Cost	Fair value (Carrying amount)	Gross unrealized gains	Gross unrealized losses
Equity securities	**¥3,985**	**¥7,132**	**¥3,198**	**¥51**
Government bond and municipal bond	**35**	**35**	**–**	**–**
Corporate debt securities	**–**	**–**	**–**	**–**
	¥4,020	**¥7,167**	**¥3,198**	**¥51**

	Thousands of U.S. dollars			
	2005			
	Cost	Fair value (Carrying amount)	Gross unrealized gains	Gross unrealized losses
Equity securities	**$37,243**	**$ 66,654**	**$29,888**	**$477**
Government bond and municipal bond	**327**	**327**	**–**	**–**
Corporate debt securities	**–**	**–**	**–**	**–**
	$37,570	**$66,981**	**$29,888**	**$477**

	Millions of yen			
	2004			
	Cost	Fair value (Carrying amount)	Gross unrealized gains	Gross unrealized losses
Equity securities	¥5,080	¥ 8,515	¥3,920	¥35
Corporate debt securities	2,000	2,000	–	–
	¥7,080	¥10,515	¥3,920	¥35

The carrying amount of securities, for which market quotations are unavailable, as of March 31, 2005 and 2004 is as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Unlisted equity securities	**¥13,272**	¥14,392	**$124,037**
	¥13,272	¥14,392	**$124,037**

The proceeds, gross gain, gross loss from the sale of other securities are unavailable, as of March 31, 2005 and 2004 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Proceeds	**¥4,376**	¥2,380	**$40,897**
Gross gain	**¥1,328**	¥1,241	**$12,411**
Gross loss	**¥ 74**	¥ 0	**$ 692**

3. Inventories

"Inventories" as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Finished goods	**¥ 9,024**	¥ 7,743	**$ 84,336**
Work-in-process	**25,262**	24,933	**236,094**
Raw materials	**7,187**	5,525	**67,168**
	¥41,473	¥38,201	**$387,598**

4. *Short-term and Long-term Debt*

"Short-term debt" as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Short-term loans	**¥12,618**	¥18,810	**$117,925**
Commercial paper	**–**	14,000	**–**
	¥12,618	¥32,810	**$117,925**

Short-term bank loans (principally unsecured notes payable to banks and generally due within one year) and short-term loans issued by the consolidated subsidiaries of the Company (discounted by banks) bore interest at rates ranging from 0.3 to 3.7 % and 0.5 to 5.4 % per annum for the years ended March 31, 2005 and 2004, respectively.

"Long-term debt" as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
1.93% straight bonds 2005	**¥10,000**	¥10,000	**$ 93,458**
0.78% straight bonds 2010	**5,000**	5,000	**46,729**
Loans principally from banks and insurance companies due 2006 to 2010 with interest rates from 0.9 to 2.5% per annum	**18,888**	20,037	**176,523**
	33,888	35,037	**316,710**
Less: portion due within one year	**(10,000)**	(558)	**(93,458)**
	¥23,888	¥34,479	**$223,252**

As of March 31, 2005, the following assets were pledged for collateralized short-term loans.

	Millions of yen	Thousands of U.S. dollars
Property, plant and equipment	**¥ 164**	**$ 1,533**

The aggregate annual maturities of the non-current portion of long-term debt as of March 31, 2005 were as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2007	¥ 367	$ 3,430
2008	15,458	144,467
2009 and thereafter	8,063	75,355
	¥23,888	$223,252

5. *Retirement Benefit Plan*

The Company and its domestic consolidated subsidiaries have each adopted a qualified retirement pension plan and an unfunded benefit plan on a lump-sum payment basis, as their defined benefits system.

The analyses of the reserve for retirement benefits as of March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Projected benefit obligations	**¥(88,315)**	¥(92,463)	**$(825,374)**
Plan assets	**51,061**	48,667	**477,206**
	(37,254)	(43,796)	**(348,168)**
Unrecognized actuarial differences	**19,078**	26,617	**178,299**
	¥(18,176)	¥(17,179)	**$(169,869)**

The net pension expense relating to the retirement benefits for the years ended March 31, 2005 and 2004 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Service cost	**¥3,029**	¥3,130	**$28,308**
Interest cost	**2,273**	2,321	**21,243**
Expected return on plan assets	**(1,192)**	(977)	**(11,140)**
Amortization of prior service cost	**(553)**	(2,758)	**(5,168)**
Amortization of actuarial differences	**3,301**	3,770	**30,850**
Net pension expense	**¥6,858**	¥5,486	**$64,093**

The assumptions used in calculation of the above information were as follows:

	2005	2004
Discount rate	**2.5%**	2.5%
Expected rate of return on plan assets	**2.5%**	2.5%
Method of attributing projected benefits to periods of service	**Straight-line basis**	Straight-line basis
Amortization of prior service cost	**One-time lump-sum amortization as incurred**	One-time lump-sum amortization as incurred
Amortization of unrecognized actuarial differences	**10 years from the year following that in which they arise**	10 years from the year following that in which they arise

6. Research and Development Expenses

Research and development expenses for the years ended March 31, 2005 and 2004 were ¥9,592 million ($89.6 million) and ¥9,930 million, respectively, and were included in "Costs of goods sold" and "Selling, general and administrative expenses."

7. Income Taxes

As of March 31, 2005 and 2004, significant components of deferred tax assets and liabilities were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Deferred tax assets:			
Reserve for retirement benefits	**¥ 6,624**	¥ 5,455	**$ 61,906**
Net operating loss carryforwards	**9,947**	12,257	**92,963**
Accrued employee bonuses	**2,489**	2,353	**23,262**
Reconstructing cost	**704**	1,333	**6,579**
Impairment loss	**349**	–	**3,262**
Unrealized intercompany profits	**103**	118	**963**
Other	**4,055**	3,298	**37,897**
	24,271	24,814	**226,832**
Valuation allowance	**(939)**	(926)	**(8,776)**
Total deferred tax assets	**¥23,332**	¥23,888	**$218,056**
Deferred tax liabilities:			
Net unrealized gains on securities	**(1,277)**	(1,571)	**(11,935)**
Fixed assets compression reserve fund	**(383)**	–	**(3,579)**
Specially recognized depreciation reserve fund	**(251)**	–	**(2,346)**
Other	**(597)**	(861)	**(5,579)**
Total deferred tax liabilities	**(2,508)**	(2,432)	**(23,439)**
Net deferred tax assets	**¥20,824**	¥21,456	**$194,617**

Reconciliations between the statutory income tax rate and the effective income tax rate as a percentage of income before income taxes and minority interests are as follows:

	2005
Statutory income tax rate	**40.4%**
Expenses not deductible for tax purposes	**(–)6.9%**
Equity in earnings of affiliated companies	**(–)3.9%**
Amortization of cost in excess of net assets acquired	**(–)6.7%**
Taxable dividends from consolidated subsidiaries	**11.1%**
Impairment loss	**4.3%**
Other	**(–)3.8%**
Effective income tax rate	**34.5%**

For the year ended March 31, 2004, a reconciliation of the differences between the statutory tax rate and the effective income tax rate has not been presented as a result of the loss before income taxes.

8. Lease Contracts

Lease rental expenses on finance lease contracts without ownership-transfer for the years ended March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Lease rental expenses	**¥673**	¥817	**$6,290**

The scheduled maturities of future lease rental payments, on the above lease contracts as of March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Future lease payments			
Due within one year	**¥ 508**	¥ 624	**$ 4,748**
Due over one year	**608**	887	**5,682**
	1,116	1,501	**10,430**

The above lease rental payments do not include future interest elements.

The assumed data as to acquisition cost, accumulated depreciation, net book value and depreciation expense of leased assets as of March 31, 2005 and 2004 can be summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Acquisition cost	**¥2,569**	¥3,008	**$24,009**
Accumulated depreciation	**1,467**	1,525	**13,710**
Net book value	**¥1,102**	¥1,483	**$10,299**
Depreciation	**¥ 651**	¥ 784	**$ 6,084**

Depreciation is calculated based on the straight-line method over the lease term of the leased assets with nil residual value.

9. Contingent Liabilities

Contingent liabilities as of March 31, 2005 with respect to notes endorsed in the ordinary course of business and trade receivables sold, loans guaranteed (excluding for consolidated subsidiaries) and letters of awareness (excluding for consolidated subsidiaries) amounted to ¥13,165 million ($123.0 million), ¥17,606 million ($164.5 million), ¥3,704 million ($34.6 million) and ¥858 million ($8.0 million), respectively.

10. Segment Information

Beginning with the year ended March 31, 2005, segment categories have been revised to reflect accurately business strategies and circumstances.

For the previous consolidated fiscal year, segments have been retroactively converted to the new segments.

The Companies operate principally in the following four business segments:

Segment	Product
Wires and Cables	Industrial cables, magnet wires, electronic wires, wiring devices, cables for power use (power cables, aluminium wires, constructions), etc.
Information and Telecommunications Networking	Information network solutions (information network equipment, etc., optical components), high-frequency wireless systems, telecommunications cables (fiber optic submarine cables, fiber optic cables, metal telecommunications cables, etc.)
Sophisticated Materials	Compound semiconductors, auto parts, semiconductor packaging materials (TAB, lead frames), copper products (copper tubes, copper strips, copper products for electrical use), etc.
Other Businesses	Logistics, real estate management and leasing, etc.

The operations of the Companies for the years ended March 31, 2005 and 2004 can summarized by segment as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Sales:			
Wires and Cables	**¥180,569**	¥157,288	**$1,687,561**
Information and Telecommunications Networking	**84,648**	79,855	**791,103**
Sophisticated Materials	**140,846**	116,433	**1,316,318**
Other Businesses	**16,357**	16,686	**152,869**
Elimination	**(35,511)**	(29,792)	**(331,879)**
	¥386,909	¥340,470	**$3,615,972**

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Identifiable operating costs and expenses:			
Wires and Cables	**¥176,797**	¥153,203	**$1,652,308**
Information and Telecommunications Networking	**82,091**	79,159	**767,206**
Sophisticated Materials	**137,562**	115,735	**1,285,626**
Other Businesses	**15,889**	16,409	**148,495**
Elimination	**(35,461)**	(29,818)	**(331,411)**
	¥376,878	¥334,688	**$3,522,224**

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Operating income:			
Wires and Cables	**¥ 3,772**	¥4,085	**$35,252**
Information and Telecommunications Networking	**2,557**	696	**23,897**
Sophisticated Materials	**3,284**	698	**30,692**
Other Businesses	**468**	277	**4,374**
Elimination	**(50)**	26	**(467)**
	¥10,031	¥5,782	**$93,748**

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Identifiable assets:			
Wires and Cables	**¥121,892**	¥122,342	**$1,139,178**
Information and Telecommunications Networking	**75,760**	77,475	**708,037**
Sophisticated Materials	**116,170**	116,762	**1,085,701**
Other Businesses	**4,038**	4,559	**37,738**
Elimination	**6,642**	12,648	**62,075**
	¥324,502	¥333,786	**$3,032,729**

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Depreciation and amortization:			
Wires and Cables	**¥ 6,156**	¥ 5,803	**$ 57,533**
Information and Telecommunications Networking	**3,727**	4,258	**34,832**
Sophisticated Materials	**10,214**	10,004	**95,458**
Other Businesses	**287**	260	**2,682**
	¥20,384	¥20,325	**$190,505**

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Capital expenditure:			
Wires and Cables	**¥ 5,278**	¥ 3,867	**$ 49,327**
Information and Telecommunications Networking	**2,853**	1,449	**26,664**
Sophisticated Materials	**9,405**	8,346	**87,897**
Other Businesses	**133**	29	**1,243**
	¥17,669	¥13,691	**$165,131**

The total sales of the Company's foreign subsidiaries for the years ended March 31, 2005 and 2004 were less than 10% of consolidated net sales.

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Sales:			
Japan	**¥372,429**	¥312,745	**$3,480,645**
Others	**77,522**	54,024	**724,505**
Elimination	**(63,042)**	(26,299)	**(589,178)**
	¥386,909	¥340,470	**$3,615,972**

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Identifiable operating costs and expenses:			
Japan	**¥363,982**	¥308,379	**$3,401,701**
Others	**75,938**	52,594	**709,701**
Elimination	**(63,042)**	(26,285)	**(589,178)**
	¥376,878	¥334,688	**$3,522,224**

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Operating income:			
Japan	**¥ 8,447**	¥4,366	**$78,944**
Others	**1,584**	1,430	**14,804**
Elimination	**(0)**	(14)	**(0)**
	¥10,031	¥5,782	**$93,748**

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Identifiable assets:			
Japan	**¥295,380**	¥289,951	**$2,760,560**
Others	**50,173**	41,705	**468,907**
Elimination	**(21,051)**	2,130	**(196,738)**
	¥324,502	¥333,786	**$3,032,729**

Overseas sales, which represent sales in territories other than Japan, for the years ended March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Asia	**¥62,620**	¥48,240	**$585,234**
North America	**23,991**	15,590	**224,215**
Others	**7,987**	6,572	**74,644**
	¥94,598	¥70,402	**$884,093**

11. Related Party Transactions

Principal transactions between the Company and Parent company (Hitachi, Ltd.,) for the years ended March 31, 2005 and 2004 can be summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Sales of the Company's finished goods	**¥5,630**	¥6,319	**$52,617**
Purchases of raw materials from the parent company	**3,280**	1,605	**30,654**
Trade receivables and other	**1,949**	2,238	**18,215**
Short-term loans receivable	**8,984**	8,476	**83,963**
Trade payables and other	**1,198**	534	**11,196**

Principal transactions between the Company and J-Power Systems Corp., an affiliate accounted for by the equity method, for the years ended March 31, 2005 and 2004 can be summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Sales of the Company's finished goods	**¥ 815**	¥ 49	**$ 7,617**
Purchases of raw materials	**14,939**	16,304	**139,617**
Trade receivables and other	**3,647**	3,479	**34,084**
Trade payables and other	**2,715**	4,507	**25,374**

Principal transactions between the Company and Sumiden Hitachi Cable Ltd., an affiliate accounted for by the equity method, for the year ended March 31, 2005 can be summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Sales of the Company's finished goods	**¥10,614**	¥10,901	**$99,196**
Purchases of raw materials	**3,566**	3,179	**33,327**
Trade receivables and other	**4,518**	5,397	**42,224**
Short-term loans receivable	**-**	250	**-**
Trade payables and other	**376**	323	**3,514**

12. Off-Balance Sheet Financial Instruments

The Companies utilize off-balance sheet financial instruments to manage risks arising from exposure to fluctuations in interest rates and foreign exchange rates.

The Companies enter into forward foreign exchange contracts and interest rate and currency swap agreements to hedge risk of fluctuations in interest rates and foreign exchange rates for assets and liabilities, and do not hold or issue financial instruments for trading purposes.

The forward foreign exchange contracts outstanding as of March 31, 2005 and 2004 can be summarized as follows:

	Millions of yen			
	2005			
	Contract amount			
	Total	Amount maturing after more than one year	Fair value	Valuation gain/ (loss)
To sell U.S. dollars	**¥10,939**	**–**	**¥11,265**	**¥(326)**
	¥10,939	**–**	**¥11,265**	**¥(326)**

	Thousands of U.S. dollars			
	2005			
	Contract amount			
	Total	Amount maturing after more than one year	Fair value	Valuation gain/ (loss)
To sell U.S. dollars	**$102,234**	**–**	**$105,280**	**$(3,046)**
	$102,234	**–**	**$105,280**	**$(3,046)**

	Millions of yen			
	2004			
	Contract amount			
	Total	Amount maturing after more than one year	Fair value	Valuation gain/ (loss)
To sell U.S. dollars	¥7,533	–	¥7,509	¥24
To buy Euro	¥ 8	–	¥ 8	¥ 0
	¥7,541	–	¥7,517	¥24

*) Fair value is calculated using the futures exchange rate as of March 31, 2005 and 2004.

The interest rate swap contracts outstanding as of March 31, 2005 and 2004 are summarized as follows:

	Millions of yen			
	2005			
	Notional amount			
	Total	Amount maturing after more than one year	Fair value	Valuation gain/ (loss)
Interest rate swap agreements:				
Pay floating rate, receive fixed rate	**¥ 5,000**	**¥ –**	**¥ 50**	**¥ 50**
Pay fixed rate, receive floating rate	**5,000**	**–**	**(24)**	**(24)**
	¥10,000	**¥ –**	**¥ 26**	**¥(26)**

	Thousands of U.S. dollars			
	2005			
	Notional amount			
	Total	Amount maturing after more than one year	Fair value	Valuation gain/ (loss)
Interest rate swap agreements:				
Pay floating rate, receive fixed rate	**$46,729**	**$ –**	**$ 467**	**$ 467**
Pay fixed rate, receive floating rate	**46,729**	**–**	**(224)**	**(224)**
	$93,458	**$ –**	**$ 243**	**$ 243**

	Millions of yen			
	2004			
	Notional amount			
	Total	Amount maturing after more than one year	Fair value	Valuation gain/ (loss)
Interest rate swap agreements:				
Pay floating rate, receive fixed rate	¥ 5,450	¥ 5,000	¥ 145	¥ 145
Pay fixed rate, receive floating rate	11,450	11,000	(247)	(247)
	¥16,900	¥16,000	¥(102)	¥(102)

13. Subsequent Events

On June 29, 2005, the following appropriations of retained earnings were approved at the meeting of shareholders:

	Millions of yen	Thousands of U.S. dollars
Cash dividends	**¥1,271**	**$11,879**

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Hitachi Cable, Ltd.

We have audited the accompanying consolidated balance sheets of Hitachi Cable, Ltd. and its subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income and retained earnings and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hitachi Cable, Ltd. and its subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

As described in Note 1, effective for the year ended March 31, 2005, Hitachi Cable, Ltd. and its subsidiaries have adopted the new Japanese accounting standards for impairment of fixed assets.
As described in Note 10, segment categories have been revised.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers
Tokyo, Japan

June 29, 2005

GROUP SCHEMATIC

(As of March 31, 2005)

PARENT COMPANY: HITACHI, LTD.

HITACHI CABLE, LTD.

WIRES AND CABLES

—CONSOLIDATED SUBSIDIARIES: 27—

Tonichi Kyosan Cable, Ltd.
Hitachi Cable Fine Tech, Ltd.
Hitachi Densen Shoji, Ltd.
Hitachi Magnet Wire, Ltd.
Hitachi Cable (Johor) Sdn.Bhd.
Shanghai Hitachi Cable Co., Ltd.
Thai Hitachi Enamel Wire Co., Ltd.
20 Other companies

—NON-CONSOLIDATED SUBSIDIARY: 1—

—AFFILIATES: 10—

*J-Power Systems Corp.
9 Other companies

INFORMATION AND TELECOMMUNICATIONS NETWORKING

—CONSOLIDATED SUBSIDIARIES: 8—

Power & Com Tech, Ltd.
Hidec Systems Co., Ltd.
Hitachi Cable Manchester Inc.
5 Other companies

—NON-CONSOLIDATED SUBSIDIARIES: 2—

—AFFILIATES: 6—

*Advanced Cable Systems Corp.
5 Other companies

SOPHISTICATED MATERIALS

—CONSOLIDATED SUBSIDIARIES: 21—

Hitachi Alloy, Ltd.
Hitachi Cable Precision Co., Ltd.
Tohoku Rubber Co., Ltd.
Hitachi Cable MEC-Tech, Ltd.
Giga Epitaxy Technology Corporation
Hitachi Cable (Singapore) Pte.Ltd.
Hitachi Cable Indiana, Inc.
14 Other companies

—AFFILIATES: 3—

*Shanghai Sunshine Copper Products Co., Ltd.
2 Other companies

CUSTOMERS

OTHER BUSINESSES

—CONSOLIDATED SUBSIDIARIES: 2—

Hitachi Cable Logi-Tech, Ltd.
1 Other company

—NON-CONSOLIDATED SUBSIDIARY: 1—

—AFFILIATES 2—

Notes: 1. ◆ : Flow of Products and Services *Company Applied the Equity Method
2. Please refer to the following page for notes on Group companies.

MAJOR SUBSIDIARIES AND AFFILIATES

WIRES AND CABLES

Consolidated Subsidiaries

	Capital (Millions of yen)		Percentage of voting rights, etc. held by the Company
Tonichi Kyosan Cable, Ltd.		3,569	100.0
Hitachi Cable Fine Tech, Ltd.		360	100.0
Hitachi Densen Shoji, Ltd.		350	(2.9) 100.0
Hitachi Magnet Wire, Ltd.		300	100.0
Hitachi Cable (Johor) Sdn. Bhd.	(Thousands of Malaysian ringgits)	122,056	(6.4) 100.0
Shanghai Hitachi Cable Co., Ltd.	(Thousands of US dollars)	22,500	100.0
Thai Hitachi Enamel Wire Co., Ltd.	(Thousands of Thai bahts)	240,000	(22.4) 71.7

Equity-method Affiliate

	Capital (Millions of yen)		Percentage of voting rights, etc. held by the Company
J-Power Systems Corp.		4,000	50.0

INFORMATION AND TELECOMMUNICATIONS NETWORKING

Consolidated Subsidiaries

	Capital (Millions of yen)		Percentage of voting rights, etc. held by the Company
Power & Com Tech, Ltd.		400	100.0
Hidec Systems Co., Ltd.		120	100.0
Hitachi Cable Manchester Inc.	(Thousands of US dollars)	6,000	100.0

Equity-method Affiliate

	Capital (Millions of yen)		Percentage of voting rights, etc. held by the Company
Advanced Cable Systems Corp.		1,666	50.0

Notes on group companies:

1. Since the importance of each has increased, Corporation was made consolidated subsidiaries of Hitachi Cable beginning with this consolidated fiscal year: Giga Epitaxy Technology
2. On February 27, 2004, some of the businesses of Hitachi Cable's consolidated subsidiary ConEx Cable, Inc. were transferred to ConEx Acquisition, LLC. Since this transfer resulted in a decrease in the importance of ConEx Cable, Inc., it has been removed from the ranks of consolidated subsidiaries beginning with this consolidated fiscal year. In addition, on December 22, 2004 it was decided that ConEx Cable, Inc. would be dissolved.
3. Effective April 1, 2005, Nissin Sangyo, Ltd., a consolidated subsidiary of Hitachi Cable, was merged into another consolidated subsidiary of Hitachi Cable, Hitachi Densen Shoji, Ltd. As a result of this merger, the company's amount of capital became ¥380 million and Hitachi Cable's ratio of voting rights held in the company became 100% (percentage of voting rights held indirectly: 2.6%).
4. Effective April 1, 2005, Kawanishi Kogyo Co., Ltd. and Miyako Precision Co., Ltd., both consolidated subsidiaries of Hitachi Cable, were merged into another consolidated subsidiary of Hitachi Cable, Hitachi Cable Precision Co., Ltd.

SOPHISTICATED MATERIALS

Consolidated Subsidiaries

	Capital (Millions of yen)		Percentage of voting rights, etc. held by the Company
Hitachi Alloy, Ltd.		490	100.0
Hitachi Cable Precision Co., Ltd.		400	100.0
Tohoku Rubber Co., Ltd.		276	(6.2) 61.7
Hitachi Cable MEC-Tech, Ltd.		220	100.0
Giga Epitaxy Technology Corporation	(Thousands of Taiwan dollars)	1,200,000	64.0
Hitachi Cable (Singapore) Pte. Ltd.	(Thousands of Singapore dollars)	16,000	(10.0) 93.0
Hitachi Cable Indiana, Inc.	(Thousands of US dollars)	9,000	100.0

Equity-method Affiliate

	Capital (Millions of yen)		Percentage of voting rights, etc. held by the Company
Shanghai Sunshine Copper Products Co., Ltd.	(Thousands of US dollars)	50,000	50.0

OTHER BUSINESSES

Consolidated Subsidiary

	Capital (Millions of yen)		Percentage of voting rights, etc. held by the Company
Hitachi Cable Logi-Tech, Ltd.		320	100.0

5. Effective April 1, 2005, Takasuzu Engineering, Ltd., a consolidated subsidiary of Hitachi Cable, was merged into another consolidated subsidiary of Hitachi Cable, Hitachi Cable MEC-Tech, Ltd.
6. Of the above-listed companies, Tonichi Kyosan Cable, Ltd. and Hitachi Cable (Johor) Sdn. Bhd. are classified as special subsidiaries.
7. Of the above-listed companies, the following company provides reports on securities: Tohoku Rubber Co., Ltd.
8. Figures in parentheses under "percentage of voting rights held" indicate numbers of voting rights held indirectly.
9. No affiliated companies have excessive debt obligations that would have major effects on the consolidated financial statements.
10. Since sales (not including internal sales between consolidated companies) of all of the consolidated subsidiaries are less than 10% of consolidated sales figures, important profit and loss information and other information have been omitted from the table above.
11. During this fiscal year, Hitachi Cable (Johor) Sdn. Bhd. raised an additional 52 million Malaysian ringgits in capital.

CORPORATE DATA

(As of March 31, 2005)

CORPORATE NAME
Hitachi Cable, Ltd.
(Hitachi Densen Kabushiki Kaisha)

HEAD OFFICE
Otemachi Building, 6-1 Otemachi 1-chome,
Chiyoda-ku, Tokyo 100-8166, Japan
Fax: 81-3-3214-5779
http://www.hitachi-cable.co.jp/

CAPITAL
¥25,948 million
(US$242,505 thousand)

STOCK

Authorized	1,097,012,000 shares
Common	797,012,000 shares
Preferred	300,000,000 shares

(200,000,000 preferred shares convertible into common stock)

Issued

Common	374,018,174 shares
Preferred	Not issued

NUMBER OF SHAREHOLDERS
25,351

STOCK EXCHANGE LISTINGS
First Section, Tokyo Stock Exchange, Inc.
First Section, Osaka Securities Exchange Co., Ltd.

COMPOSITION OF SHAREHOLDERS

Class of Shareholders	Number of Shareholders	Number of Shares Held (shares)	Percentage of Total (%)
Government	0	0	0.0
Japanese financial institutions and securities firms	119	66,017,467	17.6
Other Japanese corporations	371	199,353,603	53.3
Foreign investors	192	36,533,256	9.8
Individuals	24,668	61,311,981	16.4
Treasury stock	1	10,801,867	2.9
Total	25,351	374,018,174	100%

TOP 10 MAJOR SHAREHOLDERS

Name of Shareholders	Number of Shares Held (thousands of shares)	Percentage of Total (%)
Hitachi, Ltd.	191,258	51.14
The Master Trust Bank of Japan, Ltd. (Trust Account)	14,297	3.82
Japan Trustee Services Bank, Ltd. (Trust Account)	12,317	3.29
Nippon Life Insurance Company	5,494	1.47
Japan Trustee Services Bank, Ltd. (Trust Account 4)	4,950	1.32
State Street Bank and Trust Company 505019	4,111	1.10
SHARQ	3,234	0.86
Hitachi Cable Employees' Shareholding Association	2,809	0.75
The Dai-Ichi Mutual Life Insurance Company	2,615	0.70
Meiji Yasuda Life Insurance Company	2,250	0.60

Other than those listed above, the Company has 10,801,000 of its own shares.

Corporate Mission

We, Hitachi Cable, Ltd. and our group companies, strive to support and contribute to an enriched network society, in the fields of information and energy, by creating superior products, technology and services which will open up the future for the people and the globe.

Corporate Objectives

Aiming to be an excellent "e" company —

– We will be a company that establishes a reputation for **total customer satisfaction**, with our outstanding quality and performance.

– We will be a company that is **trusted by society**, by acting with integrity.

– We will be a company that **creates innovative value**, with our energized workforce.

Guidelines for Our Corporate Activity

- We make total customer satisfaction our top priority.
- We continuously do our utmost to create fresh and flexible ideas, then take immediate action.
- We try to constantly learn and do our best to contribute to the development of society.
- We behave in a fair and transparent manner, recognizing that we must be good corporate citizens.
- We endeavor to keep the earth "green", and are relentless in ensuring safety in local communities and in our workplaces.
- We strive to do innovative research and development, and seize global business opportunities, aiming for Hitachi Cable to gain worldwide renown.
- We target continued quality growth so as to meet and exceed the expectations of our customers, shareholders, employees and everyone that is associated with us.

Hitachi Cable,Ltd.
Otemachi Building, 6-1 Otemachi 1-chome,
Chiyoda-ku, Tokyo 100-8166, Japan
http://www.hitachi-cable.co.jp/

PRINTED WITH SOY INK™
Printed in Japan on recycled paper
'05-7